UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011623

March 8, 2004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2004

James Marc Leas
37 Butler Drive
S. Burlington, VT 05403

Re: International Business Machines Corporation
Reconsideration request dated February 17, 2004

Dear Mr. Leas:

This is in response to your letters dated February 17, 2004, February 27, 2004, March 1, 2004, and March 8, 2004 concerning a shareholder proposal submitted to IBM by Michael L. Saville. On February 3, 2004, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if IBM omitted the proposal from its proxy materials in reliance on rule 14a-8(i)(7). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Enclosures

cc: Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

James Marc Leas
ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

February 17, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: **Request for Reconsideration of Staff Decision on IBM Stockholder Resolution on "Offshoring" by Michael L. Saville**

Attention: **Keir Gumbs**

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

This letter is to request reconsideration of the Staff decision indicating that the Staff will not recommend enforcement action if IBM omits the proposal on "Offshoring" from its proxy materials. The Staff decision was included in two letters to IBM, both dated February 3, 2004, copies of which were faxed to me by the Staff on February 11, 2004.

One of the letters, from Daniel Greenspan, Attorney-Advisor, states: "There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations)."

Another of the letters, from Martin P. Dunn, Deputy Director, indicates that the decision was based on IBM's letter dated December 16, 2003 and on letters on the proponent's behalf dated January 13, 2004 and January 19, 2004.

However, I urge you to also consider a letter submitted to SEC Chairman William H. Donaldson by Congressman Bernie Sanders on January 30, 2004. Mr. Sanders wrote, "the Stockholder Proposal addresses a fundamental crisis in the American economy. At a cost of millions of manufacturing jobs, and increasingly, high tech jobs, American companies, including

IBM, are endangering the long-term health of the United States." Mr. Sanders provided results of a recent study by the Hass School of Business concerning the expected impact of offshoring: "14 million white collar service jobs representing 11% of the total U.S. workforce with average salaries of just under $40,000 a year are in danger of being outsourced overseas."

I also urge you to consider additional letters I submitted on proponent's behalf, dated January 26, 2004 and February 10, 2004, that do not appear to have been included in the Staff's decision and that provide additional evidence showing surging public debate and rapidly increasing recognition of a significant social policy issue.

SEC rules and previous SEC decisions provide that such factors as widespread public debate and increasing recognition of a significant social policy issue,[1] impact on communities[2], and fundamental corporate policy decision[3] transcend ordinary business and take an issue outside

---

[1] "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. **However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**" 43 (Release 34-40018; IC-23200; File No. S7-25-97, "Amendments to Rules on Shareholder Proposals," Final Rule, under section III. "The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion).

The Staff has denied no-action letters numerous times on the basis of widespread public debate and increasing recognition of a significant social and corporate policy issue. One of the first such cases was the Staff decision to deny a no-action letter in the cash balance pension case of IBM (February 16, 2000). A recent example is ExxonMobile Corporation (March 11, 2003), in which the Staff denied a no-action letter. The Staff noted "the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues."

[2] In Pacific Telesis (February 2, 1989) and in Dupont (March 6, 2000) the Staff denied no-action letters for resolutions because they involved impact on communities.

[3] In Union Camp (February 12, 1996) the staff denied a no-action letter because the resolution involved corporate policy regarding sales of chemicals. In Eli Lily (February 25, 2001), the staff denied a no-action letter because the resolution involved corporate policy regarding pricing of drugs.

of the ordinary business exception. Recent articles in the *Charlotte Observer* and in the *New York Times* demonstrate that all four of these factors are now in place for the offshoring issue addressed by the proposal (though only one of these factors is needed under the SEC rules to avoid the ordinary business exception).

The February 7, 2004 *Charlotte Observer* (attached) highlights these four factors. The article begins as follows:

> "At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.
>
> "The Observer found that **in just the past four weeks, the states have proposed legislation** ranging from a total ban on state agencies sending work abroad to banning call centers on state contracts."

Remarkably, one of these bills already passed the Indiana Senate with a vote of 39-10 on February 2, 2004 (see attached news release from the state senator who introduced the bill).

The *Charlotte Observer* article lists the 15 states and notes that "last month, the federal government joined the battle with a limited, temporary foreign-outsourcing ban tucked into its current spending plan." Passage of this provision in the U.S. Senate on January 22, 2004 and into law with President Bush's signature the following week appears to have accelerated submission of legislation in the various states. As a union representative quoted in the article said, passage of the federal provision "gives the green light to all states that this is a legitimate public policy issue that needs to be addressed."

The *Charlotte Observer* article also notes the vast impact of offshoring, that "by one estimate, <u>already called too conservative</u>, the trend would cost the nation a total of 3.3 million jobs and $136 billion in wages by 2015."

Recognition of the huge numbers of high paid American white collar workers who have either already lost jobs or could be thrown out of work as a result of the transfers of work to lower wage countries has prompted the explosion of legislation and debate on the issue at state and federal level. An article in the February 15, 2004 *New York Times* (attached) notes a jump in the number of states with offshoring bills, further demonstrating the widening debate and increasing recognition that offshoring is a significant social policy issue. According to the article, "the National Foundation for American Policy, a research group, says 30 bills are pending in 20 states to curb the use of offshore contractors by state and local governments."[4]

Transfer of jobs to lower wage countries has been vigorously opposed by several presidential candidates. The *New York Times* article notes that John Kerry had introduced a bill restricting offshoring in the Senate, while President Bush announced support for job transfers to low wage countries, further demonstrating the widening debate on the issue, not just in state legislatures and the halls of Congress, but also among the candidates for President.

The *New York Times* article talks specifically about IBM, stating that IBM "says it plans to transfer 3,000 jobs overseas, many of them white-collar jobs like computer programmer." One laid off IBMer who lost his job to offshoring is quoted: "No attempt was made to retrain us to help us get other jobs."

An article in *The Times of India* (attached), dated February 15, 2004 illustrates the increasing debate on transferring jobs to lower wage countries raging in Washington and in state legislatures:

> "As the **outsourcing issue dominates the US presidential election campaign, Senate Democrats have introduced a new legislation** under which American employers will be required to warn their employees and affected communities before moving any job overseas.
>
> "The Jobs for America Act has been introduced in response to President George W Bush's annual economic report released on Monday which highlighted the benefits of sending jobs overseas.
>
> "Gregory Mankiew, President's chief economic adviser, defended outsourcing of

---

[4] The widespread public debate on job losses because of offshoring and the increasing recognition that offshoring is a serious social policy issue is illustrated by the rapid increase in the number of states considering bills restricting offshoring:

Date of publication	Number of states considering bills curbing offshoring	Source of information
1/4/04	at least 4 states	*Los Angeles Times*
1/24/04	at least 8 states	*The Telegraph* of Calcutta
2/2/04	9 states	News release by Sen. Jeff Dozda of Indiana
2/7/04	at least 15 states	*The Charlotte Observer*
2/15/04	20 states	*The New York Times* based on National Foundation for American Policy findings

jobs after the release of the report, saying it was "probably a plus for the economy in the long run." However, he later apologised in a letter to the House of Representatives Speaker Dennis Hastert and regretted that his comments had been misinterpreted.

"Democrats see the outsourcing issue as their main chance to win support away from Bush. Employment is expected to be a major issue in the 2004 polls with Democrats repeatedly noting that the US economy has lost more than two million jobs since 2001.

"Dismissing Mankiew's theory as 'Alice in Wonderland economics', Senate minorities leader Tom Daschle introduced the Bill on Thursday. It requires any company that plans to lay off 15 or more workers and send those jobs overseas to disclose how many jobs are affected, where the jobs are going and why they are being offshored.

"Apart from giving workers a three-month notice, the companies will be required to notify federal and state agencies responsible for helping laid off workers. The Bill also calls on the department of labour to compile statistics of offshored jobs and report annually to the US Congress."

In addition to widespread reporting in print media, the debate on offshoring, and specifically about IBM's offshoring, has also been widely reported in broadcast media, including a continuing series on the Lou Dobbs show entitled, "Exporting America" (transcript of one recent segment mentioning IBM is attached).

The Staff letter indicates that the initial decision on ordinary business was based on the resolution addressing "employment decisions and employee relations." However, proponent would respectfully ask the Staff to consider reversing its initial decision in view of the rapidly growing recognition that transferring work to lower wage countries and laying off American workers has become widely recognized as a significant social policy issue. Reversal is also in order in view of the extremely widespread public debate on the issue that has emerged at the federal level and in 20 state legislatures within the past four weeks.

Reconsideration and reversal of the initial Staff decision is also in order in view of the growing recognition that large scale transfers of high paying jobs to lower wage countries has already had adverse impacts on communities and the US as whole, and these adverse impacts are likely to persist–at least until retraining programs touted by supporters of offshoring are implemented and as yet unknown new high-paying job opportunities for retrained workers open up.

Reconsideration and reversal is also in order in view of the fact that the resolution provides a fundamental corporate policy proposal that is appropriate for shareholder vote--not the ordinary business type "employment decisions and employee relations" that are the exclusive domain of management.

It is worth noting that corporate executives, like those at IBM, can personally gain by transferring work to lower wage countries and laying off thousands of their higher paid American workers. Therefore, where significant social policy issue, widespread public debate, severe impact to communities and the entire country, and fundamental corporate policy issue are at stake, stockholder oversight is appropriate.

Conclusion:

The debate on offshoring has exploded nationally in the past few weeks as House, Senate, presidential candidates, and legislatures in various states recognize that millions of American workers, including thousands of IBM employees, have lost or are in imminent risk of losing jobs, with potentially huge adverse consequences for local and national economies. The recent upsurge of federal and state legislation and the upsurge of articles in the broadcast and print media further demonstrate that the stockholder proposal is a matter of widespread public debate, addresses a significant social and corporate policy issue, and addresses an issue with substantial impact on local and national economy. Therefore the proposal "transcends" ordinary business "employment decisions and employee relations," and is appropriate for a shareholder vote.

IBM has the burden of showing that the resolution may be omitted by showing that there is not in fact increasing recognition of a significant social policy issue or a fundamental corporate policy issue, that it is not a matter of widespread public debate, and that it will not severely impact the national economy or the economies of local communities. IBM has not met any of these burdens.

Therefore, proponent respectfully requests the SEC Staff to reconsider its decision and to allow a vote on the issue at IBM's shareholder meeting.

I would call your attention to the fact that I am also asking the Commission to itself rule on IBM's no-action request. I understand that I can appeal simultaneously with asking the Staff to reconsider its decision. I believe the issue is a matter of vital importance to IBM and to the people of the United States, and so appeal is appropriate on this issue. Attached is a copy of my letter to the Secretary of the Commission which is almost identical to this one.

Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

Attachments

letter to the commission requesting appeal of the initial Staff decision

"States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work," *The Charlotte Observer*, February 7, 2004.

News release issued by the office of Indiana State Senator Jeff Drozda, "Drozda hails Passage of Anti-Outsourcing Bill," February 2, 2004.

"Many New Causes for Old Problem of Jobs Lost Abroad," by Steve Lohr, *The New York Times*, February 15, 2004.

"Democrats Move Anti-Outsourcing Bill in the US Senate," *The Times of India*, February 15, 2004.

Lou Dobbs interview on moving high tech jobs off-shore, broadcast January 20, 2004.

James Marc Leas

ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

February 17, 2004

Secretary of the Commission
Securities and Exchange Commission
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: **Appeal of Staff Decision on IBM Stockholder Resolution on "Offshoring" by Michael L. Saville**

Attention: **Secretary of the Commission**

Dear Members of the Commission:

This letter is to request appeal of the decision that the Staff will not recommend enforcement action if IBM omits the proposal on "Offshoring" from its proxy materials. The Staff decision was included in two letters to IBM, both dated February 3, 2004, copies of which were faxed to me by the Staff on February 11, 2004.

One of the letters, from Daniel Greenspan, Attorney-Advisor, states: "There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations)."

Another of the letters, from Martin P. Dunn, Deputy Director, indicates that the decision was based on IBM's letter dated December 16, 2003 and on letters on the proponent's behalf dated January 13, 2004 and January 19, 2004.

However, I urge you to also consider a letter submitted to SEC Chairman William H. Donaldson by Congressman Bernie Sanders on January 30, 2004. Mr. Sanders wrote, "the Stockholder Proposal addresses a fundamental crisis in the American economy. At a cost of millions of manufacturing jobs, and increasingly, high tech jobs, American companies, including IBM, are endangering the long-term health of the United States." Mr. Sanders provided results of a recent study by the Hass School of Business concerning the expected impact of offshoring: "14 million white collar service jobs representing 11% of the total U.S. workforce with average salaries of just under $40,000 a year are in danger of being outsourced overseas."

I also urge you to consider additional letters I submitted on proponent's behalf, dated January 26, 2004 and February 10, 2004, that do not appear to have been included in the Staff's decision and that provide additional evidence showing surging public debate and rapidly increasing recognition of a significant social policy issue.

SEC rules and previous SEC decisions provide that such factors as widespread public debate and increasing recognition of a significant social policy issue,[1] impact on communities[2], and fundamental corporate policy decision[3] transcend ordinary business and take an issue outside of the ordinary business exception. Recent articles in the *Charlotte Observer* and in the *New York Times* demonstrate that all four of these factors are now in place for the offshoring issue addressed by the proposal (though only one of these factors is needed under the SEC rules to avoid the ordinary business exception).

The February 7, 2004 *Charlotte Observer* (attached) highlights these four factors. The article begins as follows:

> "At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.

---

[1] "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. **However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**" [43] (Release 34-40018; IC-23200; File No. S7-25-97, "Amendments to Rules on Shareholder Proposals," Final Rule, under section III. "The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion).

The Staff has denied no-action letters numerous times on the basis of widespread public debate and increasing recognition of a significant social and corporate policy issue. One of the first such cases was the Staff decision to deny a no-action letter in the cash balance pension case of IBM (February 16, 2000). A recent example is ExxonMobile Corporation (March 11, 2003), in which the Staff denied a no-action letter. The Staff noted "the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues."

[2] In Pacific Telesis (February 2, 1989) and in Dupont (March 6, 2000) the Staff denied no-action letters for resolutions because they involved impact on communities.

[3] In Union Camp (February 12, 1996) the staff denied a no-action letter because the resolution involved corporate policy regarding sales of chemicals. In Eli Lily (February 25, 2001), the staff denied a no-action letter because the resolution involved corporate policy regarding pricing of drugs.

"The Observer found that **in just the past four weeks, the states have proposed legislation** ranging from a total ban on state agencies sending work abroad to banning call centers on state contracts."

Remarkably, one of these bills already passed the Indiana Senate with a vote of 39-10 on February 2, 2004 (see attached news release from the state senator who introduced the bill).

The *Charlotte Observer* article lists the 15 states and notes that "last month, the federal government joined the battle with a limited, temporary foreign-outsourcing ban tucked into its current spending plan." Passage of this provision in the U.S. Senate on January 22, 2004 and into law with President Bush's signature the following week appears to have accelerated submission of legislation in the various states. As a union representative quoted in the article said, passage of the federal provision "gives the green light to all states that this is a legitimate public policy issue that needs to be addressed."

The *Charlotte Observer* article also notes the vast impact of offshoring, that "by one estimate, already called too conservative, the trend would cost the nation a total of 3.3 million jobs and $136 billion in wages by 2015."

Recognition of the huge numbers of high paid American white collar workers who have either already lost jobs or could be thrown out of work as a result of the transfers of work to lower wage countries has prompted the explosion of legislation and debate on the issue at state and federal level. An article in the February 15, 2004 *New York Times* (attached) notes a jump in the number of states with offshoring bills, further demonstrating the widening debate and increasing recognition that offshoring is a significant social policy issue. According to the article, "the National Foundation for American Policy, a research group, says 30 bills are pending in 20 states to curb the use of offshore contractors by state and local governments."[4]

---

[4] The widespread public debate on job losses because of offshoring and the increasing recognition that offshoring is a serious social policy issue is illustrated by the rapid increase in the number of states considering bills restricting offshoring:

Date of publication	Number of states considering bills curbing offshoring	Source of information
1/4/04	at least 4 states	*Los Angeles Times*
1/24/04	at least 8 states	*The Telegraph* of Calcutta
2/2/04	9 states	News release by Sen. Jeff Dozda of Indiana
2/7/04	at least 15 states	*The Charlotte Observer*
2/15/04	20 states	*The New York Times* based on National Foundation for American Policy findings

Transfer of jobs to lower wage countries has been vigorously opposed by several presidential candidates. The *New York Times* article notes that John Kerry had introduced a bill restricting offshoring in the Senate, while President Bush announced support for job transfers to low wage countries, further demonstrating the widening debate on the issue, not just in state legislatures and the halls of Congress, but also among the candidates for President.

The *New York Times* article talks specifically about IBM, stating that IBM "says it plans to transfer 3,000 jobs overseas, many of them white-collar jobs like computer programmer." One laid off IBMer who lost his job to offshoring is quoted: "No attempt was made to retrain us to help us get other jobs."

An article in *The Times of India* (attached), dated February 15, 2004 illustrates the increasing debate on transferring jobs to lower wage countries raging in Washington and in state legislatures:

> "As the **outsourcing issue dominates the US presidential election campaign, Senate Democrats have introduced a new legislation** under which American employers will be required to warn their employees and affected communities before moving any job overseas.
>
> "The Jobs for America Act has been introduced in response to President George W Bush's annual economic report released on Monday which highlighted the benefits of sending jobs overseas.
>
> "Gregory Mankiew, President's chief economic adviser, defended outsourcing of jobs after the release of the report, saying it was "probably a plus for the economy in the long run". However, he later apologised in a letter to the House of Representatives Speaker Dennis Hastert and regretted that his comments had been misinterpreted.
>
> "Democrats see the outsourcing issue as their main chance to win support away from Bush. Employment is expected to be a major issue in the 2004 polls with Democrats repeatedly noting that the US economy has lost more than two million jobs since 2001.
>
> "Dismissing Mankiew's theory as 'Alice in Wonderland economics', Senate minorities leader Tom Daschle introduced the Bill on Thursday. It requires any company that plans to lay off 15 or more workers and send those jobs overseas to disclose how many jobs are affected, where the jobs are going and why they are being offshored.
>
> "Apart from giving workers a three-month notice, the companies will be required to notify federal and state agencies responsible for helping laid off workers. The

Bill also calls on the department of labour to compile statistics of offshored jobs and report annually to the US Congress.".

In addition to widespread reporting in print media, the debate on offshoring, and specifically about IBM's offshoring, has also been widely reported in broadcast media, including a continuing series on the Lou Dobbs show entitled, "Exporting America" (transcript of one recent segment mentioning IBM is attached).

The Staff letter indicates that the initial decision on ordinary business was based on the resolution addressing "employment decisions and employee relations." However, proponent would respectfully ask the Commission to consider reversing the Staff's initial decision in view of the rapidly growing recognition that transferring work to lower wage countries and laying off American workers has become widely recognized as a significant social policy issue. Reversal is also in order in view of the extremely widespread public debate on the issue that has emerged at the federal level and in 20 state legislatures within the past four weeks.

Reconsideration and reversal of the initial Staff decision is also in order in view of the growing recognition that large scale transfers of high paying jobs to lower wage countries has already had adverse impacts on communities, and the US as whole, and these adverse impacts are likely to persist–at least until retraining programs touted by supporters of offshoring are implemented and as yet unknown new high-paying job opportunities for retrained workers open up.

Reconsideration and reversal is also in order in view of the fact that the resolution provides a fundamental corporate policy proposal that is appropriate for shareholder vote--not the ordinary business type "employment decisions and employee relations" that are the exclusive domain of management.

It is worth noting that corporate executives, like those at IBM, can personally gain by transferring work to lower wage countries and laying off thousands of their higher paid American workers. Therefore, where significant social policy issue, widespread public debate, severe impact to communities and the entire country, and fundamental corporate policy issue are at stake, stockholder oversight is appropriate.

Conclusion:

The debate on offshoring has exploded nationally in the past few weeks as House, Senate, presidential candidates, and legislatures in various states recognize that millions of American workers, including thousands of IBM employees, have lost or are in imminent risk of losing jobs, with potentially huge adverse consequences for local and national economies. The recent upsurge of federal and state legislation and the upsurge of articles in the broadcast and print media further demonstrate that the stockholder proposal is a matter of widespread public debate, addresses a significant social and corporate policy issue, and addresses an issue with substantial impact on local and national economy. Therefore the proposal "transcends" ordinary business "employment

decisions and employee relations," and is appropriate for a shareholder vote.

IBM has the burden of showing that the resolution may be omitted by showing that there is not in fact increasing recognition of a significant social policy issue or a fundamental corporate policy issue, that it is not a matter of widespread public debate, and that it will not severely impact the national economy or the economies of local communities. IBM has not met any of these burdens.

Therefore, proponent respectfully requests the Commission to consider this appeal and to allow a vote on the issue at IBM's shareholder meeting. Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

Attachments

"States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work," *The Charlotte Observer*, February 7, 2004.

News release issued by the office of Indiana State Senator Jeff Drozda, "Drozda hails Passage of Anti-Outsourcing Bill," February 2, 2004.

"Many New Causes for Old Problem of Jobs Lost Abroad," by Steve Lohr, *The New York Times*, February 15, 2004.

"Democrats Move Anti-Outsourcing Bill in the US Senate," *The Times of India*, February 15, 2004.

Lou Dobbs interview on moving high tech jobs off-shore, broadcast January 20, 2004.

States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work
The Charlotte Observer
February 7, 2004
Stella M. Hopkins

At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.

The Observer found that **in just the past four weeks, the states have proposed legislation ranging from a total ban on state agencies sending work abroad to banning call centers on state contracts. The most aggressive proposals come from New York and Colorado, which would penalize businesses for outsourcing-related job losses.**

S.C. House Speaker David Wilkins, R-Greenville, introduced a bill last month that included banning state agencies from using foreign call centers. Wilkins drafted the proposal in response to an Observer story last summer that revealed **the Carolinas are among 40 states where food stamp recipients rely on help desks in India.**

India - with its well-educated, English-speaking population - is the most common destination for computer jobs and other professional work being sent abroad. The trend makes white-collar workers vulnerable to the losses seen in the Carolinas and nationwide as factory jobs moved to low-wage countries.

The S.C. bill is similar to N.C. legislation that passed the Senate last year and awaits House consideration. For several weeks, the N.C. bill's author, **Sen. Eric Reeves, D-Wake**, has been fielding calls from legislators crafting anti-outsourcing bills. No state has enacted such a measure.

Last month, the federal government joined the battle with a limited, temporary foreign-outsourcing ban tucked into its current spending plan. The federal move applies only to companies bidding to privatize federal government operations and expires Sept. 30.

The ban could fuel backlash against the cost-cutting trend that critics fear is gutting the U.S. economy.

"Once the federal government sends the signal that it is all right to begin regulating whether work can be done overseas, that gives the green light to all states that this is a legitimate public policy issue that needs to be addressed," said Marcus Courtney, who heads a national effort to unionize white-collar workers.

Business has led the move abroad, where wages can be as little as 10 percent of U.S. rates. An Observer survey last year found that nearly two-thirds of the Fortune 1000 companies headquartered in the Carolinas - **17 of 27 - have sent computer tasks abroad.**

Overseas workers also read X-rays, process mortgage applications, conduct financial research and prepare tax returns. By **one estimate, already called too conservative,** the trend would cost the nation a total of 3.3 million jobs and $136

billion in wages by 2015.

Government agencies, facing tight budgets, have joined the move. States' food-stamp help desks are the most widespread government use of foreign outsourcing. In some states, welfare recipients also rely on overseas call centers. And a few states have had software developed abroad. For example, programmers in India last year helped revamp the S.C. unemployment tax system.

"This is state taxpayer dollars going overseas versus going to the pocketbooks of South Carolina residents," Wilkins said.

Carolinas' concerns

Nearly all the proposals would prohibit state agencies from contracting for nearly any work to be done abroad. South Carolina, like North Carolina last year, has proposed banning only foreign call centers on state contracts.

Twin, **bipartisan bills in the New York Senate and Assembly are among the first to target private business. The bills would prohibit outsourcing by businesses receiving state aid, including economic-development incentives, job-training grants and tax credits. A business that took jobs out of the country - or out of the state - would lose state aid for five years.**

The Carolinas, like some other states, also are addressing the growing use of foreign call centers by businesses. **The proposals would require call center operators to provide their name and geographic location.**

The Carolinas bills go a step further with a provision that would **require written permission from consumers before their personal financial information could be used in a foreign call center.**

That provision could be the most onerous for businesses. **But so far lobbyists calling about the bill haven't made it an issue,** said Rep. Harry Cato, R-Greenville, chairman of the S.C. committee reviewing Wilkins' bill. The committee likely won't take it up until spring, Cato said. Meanwhile, he plans to study the bill.

"I prefer to keep as many jobs in South Carolina as I can," Cato said. "But I'm always trying to look for that balance."

New Jersey not giving up

In 2002, New Jersey was the first state to introduce anti-outsourcing legislation.

The proposal, by **Democratic state Sen. Shirley Turner** came after the state's supplier for electronic food-stamp and welfare benefits moved its call center to India. The state chose to pay nearly $900,000 extra a year to have the company operate an in-state call center for its residents.

Turner's bill **passed the state Senate unanimously and was scheduled for an Assembly hearing.** She said lobbying from business, including representatives from the Indian IT industry, quashed the hearing.

Last month, she reintroduced the bill. **In her 10 years as a legislator, she said no bill has ever generated as much interest.**

Like N.C. Sen. Reeves, Turner has been getting calls from legislators nationwide trying to address outsourcing.

"I should be able to do this in May and June with the kind of activity we're seeing," Reeves said.

Georgia state Rep. John Noel, an Atlanta Democrat, cited the foreign food-stamp help desks when introducing an anti-outsourcing bill this week.

"State taxpayer dollars should not be going to generate jobs in foreign countries," Noel said.

Both sides spurred to act
Supporters and opponents of outsourcing are galvanized.

The **Information Technology Association of America "lobbied vigorously to defeat" the federal provision,** said Harris Miller, president of the industry trade group. "This amendment poses a threat to American competitiveness and American jobs if states and localities follow its lead."

The Indian IT industry also has decried the move, although government services account for less than 2 percent of the nation's $10 billion outsourcing business. The Indian industry's leading trade group, the National Association of Software and Service Companies **(NASSCOM)**, has been lobbying in the United States for about two years.

Supporters say companies must outsource to compete in a global economy and that the money saved allows investment that creates U.S. jobs. They also say that using foreign workers frees U.S. employees for more valuable work.

Grass-roots campaigns to halt outsourcing are monitoring the legislative proposals, exchanging e-mails nationwide as they try to keep up with the growing number.

The AFL-CIO testified this week in support of Maryland's new anti-outsourcing bill, said Mike Gildea, executive director of the union's group representing 4 million public and private sector professional workers.

Among state and federal legislators, Gildea said, "There is growing and legitimate angst about how tax dollars are spent."

Stella Hopkins: (704) 358-5173 or shopkins@charlotteobserver.com.

Legislation Against Outsourcing
In the past four weeks, 15 states have introduced legislation intended to curb the move of white-collar jobs abroad. They are:
Colorado
Connecticut*
Georgia
Indiana
Kansas
Maryland*
Minnesota

Missouri
Nebraska
New Jersey*
New York
South Carolina
Vermont
Washington
Wisconsin

*Re-introduced from previous year

(North Carolina has been considering anti-outsourcing legislation since last year.)

SOURCES: Observer research, states' Web sites, National Conference of State Legislatures

Senator Jeff Drozda

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FOR IMMEDIATE RELEASE February 2, 2004

Drozda Hails Passage of Anti-Outsourcing Bill

(STATEHOUSE) – A bill authored by Sen. Jeff Drozda (R-Westfield) that will ban state outsourcing in Indiana passed the Senate today by a vote of 39-10.

Senate Bill 4 establishes that all state contracts be performed in Indiana or the United States by citizens or immigrants eligible for employment in this country.

"This bill is a jobs bill," Drozda said, "which works to promote underemployed and unemployed Hoosiers."

The idea for the bill was born in November of 2003 after the administration entered into a $15.2 million contract with Tata Consultanty Services, a firm located in India. Only after citizens and legislators denounced the agreement did the administration cancel the contract. Drozda says that hiring foreign businesses to provide domestic services is not an isolated problem.

It is estimated that 3.3 million American technology jobs will be outsourced by 2015, and citizens will lose $136 billion in wages over the next few years.

"Indiana is part of this national crisis of outsourcing," Drozda said. "Eight other state legislatures have considered bills like this and many more will do so this year."

The first-term senator said that because taxpayer dollars fund state contracts, that money should be spent domestically, not abroad. Multi-million dollar contracts would benefit Hoosier businesses immensely, he said.

"The General Assembly is committed to working families as we work to keep tax payers' dollars and jobs in the United States," Drozda said.

The bill will now move to the House of Representatives. Drozda represents Senate District 21, which includes portions of Howard, Tipton, Hamilton and Boone counties.

-30-

Jennifer Thompson
Communications Specialist
Indiana State Senate
(317) 232-9499

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The New York Times
nytimes.com

February 15, 2004

Many New Causes for Old Problem of Jobs Lost Abroad

By STEVE LOHR

The chairman of President Bush's Council of Economic Advisers, N. Gregory Mankiw, stepped forcefully last week into an issue that has touched off an escalating, often strident, political debate: the migration of jobs, ranging from call center operators to computer programmers, to lower-cost countries like China and India.

The movement, known as offshore outsourcing, is growing, Mr. Mankiw acknowledged. But he said it was "just a new way of doing international trade" and "a good thing" that would make the American economy more efficient and would free American workers to eventually get better jobs.

History suggests that Mr. Mankiw may be right. The American economy has adapted to unsettling new waves of competition in the past.

Still, many industry executives, analysts and academics — not distraught American workers alone — say the nature of the economic challenge appears to be fundamentally different this time.

The differences, they say, include the kinds of jobs affected by outsourcing, the number of jobs potentially at risk and the politics of developing an effective policy response.

Globalization and technology are amplifying the impact of outsourcing. For decades, American foreign policy has been to urge developing nations and Communist countries to join the global economy in earnest. Now they have, and vast numbers of skilled workers have joined the world labor force, seemingly overnight. Countries like China, India and Russia educate large numbers of engineers. Add the low-cost, nearly instantaneous communication afforded by the Internet, and an Indian computer programmer making $20,000 a year or less can replace an American programmer making $80,000 a year or more.

"The structure of the world has changed," said Craig R. Barrett, chief executive of Intel, the Silicon Valley company that is the world's leading computer chip maker. "The U.S. no longer has a lock on high-tech, white-collar jobs."

But that does not mean that such jobs are about to disappear from the United States.

Statistics on the current job flight are estimates. Forrester Research in a frequently cited study, predicted in late 2002 that 3.3 million services jobs in America would move offshore by 2015, about 500,000 of them in computer software and services.

For all the alarm that report generated, a shift of that size over the next 11 years would be small, given that the American labor force has more than 130 million workers and normally creates and destroys millions of jobs every few months.

Many American workers are worried that outsourcing is just beginning, and they fear that in an information-age economy all kinds of jobs are potentially at risk. Not only anxious workers in the United States take that view. Nandan Nilekani, chief executive of Infosys Technologies, an Indian outsourcing company, declared at the World Economic Forum last month, "Everything you can send down a wire is up for grabs."

Another difference, some analysts say, is that during the 1980's, the interests of American workers and companies were more closely linked than they are today. From 1984 to 1986, the American semiconductor industry lost $4 billion and shed 50,000 jobs in the United States.

"But now, it is the workers who are suffering and not the companies," said Ronil Hira, an assistant professor for public policy at the Rochester Institute of Technology. "The companies outsourcing jobs overseas are profitable and mostly gaining market share. There's no gun to their head this time, no real motivation to address the issue."

Beyond jobs shifted, the broader impact may be to put pressure on the wages of many technical workers in the United States, who increasingly live under the shadow of foreign competition.

Chris Neustrup, a software engineer from Walnut Creek, Calif., has seen every boom and bust in Silicon Valley since he graduated from the University of California at Berkeley in 1969. As a seasoned programmer-for-hire, who constantly kept adding to his portfolio of skills, Mr. Neustrup was never out of work for long, and in good years he routinely made $100,000 or more.

But this time, he said, it was different. After 25 months without work, Mr. Neustrup was hired two weeks ago by Emanio, a private software company in Berkeley. The pay is less than he used to make, but he counts himself lucky in this job market. His experience is part of a picture that puzzles economists and policy makers. The economy is growing nicely, corporate profits are rising, and yet job growth remains frustratingly sluggish, even among skilled workers. Some politicians and labor advocates say offshore outsourcing is a betrayal of American workers and support bills to curb it.

Mr. Neustrup, who lives with the turmoil in the high-tech job market, takes a more balanced view. "It's great for these developing countries to move up and adopt this

technology," he said. "The trouble for us in the U.S. is that we're at the top of the ladder getting squeezed. And I'm not sure there is a good answer."

The heat of the political debate over outsourcing keeps rising. State and federal bills that would limit the flow of jobs abroad have proliferated. Senator John Kerry, the front-runner for the Democratic presidential nomination, castigates "Benedict Arnold companies and C.E.O.'s" for moving jobs overseas. Last November, Indiana pulled out of a $15 million contract with an Indian company to provide technology services because of objections to outsourcing. The National Foundation for American Policy, a research group, says 30 bills are pending in 20 states to curb the use of offshore contractors by state and local governments.

Senator Kerry introduced federal legislation last November that would require call center operators to disclose where they are located.

The Senate recently passed a bill sponsored by Republican Senators Craig Thomas of Wyoming and George V. Voinovich of Ohio, that prohibits the use of offshore workers on some government jobs. The House has not voted on any similar bill.

These steps, some economists warn, are part of a misguided drift toward protectionism that would increase costs to consumers, make American businesses less competitive and risk more trade conflict.

"This anxiety about outsourcing is not a bad thing, as long as it forces you to make the right choices," said Jagdish N. Bhagwati, a professor of economics at Columbia University. "You have to move on and upgrade your skills. We have no choice. And America, as probably the most innovative society in the world, does a pretty good job of it."

That process has begun, as companies and people enhance their skills. The result is new hiring, even as other jobs move offshore. Intel has added 1,000 software engineers in China and India in the last two years, but it has added even greater numbers in the United States.

I.B.M., the world's largest computer company, is also doing both. The company says it plans to transfer 3,000 jobs overseas, many of them white-collar jobs like computer programmer. But I.B.M. also says it intends to add 4,500 employees this year in the United States, including programmers and software designers with specialized skills.

The people in demand, says Hershel Harris, vice president for strategy in I.B.M.'s software unit, are those who are fluent in technology and in how technology can be applied to solve problems in particular fields of business or science.

Mary Trombley, 27, was hired last year by the I.B.M. software group as an engineer in

San Jose, Calif. She was an English major at the University of Michigan, which she attended from 1994 to 1998, making her part of the first generation of college students with wide-open access to the Internet. She got enough of a taste for technology that she decided to change course. "It looked exciting and I jumped in," she said.

At I.B.M., she is a "human factors engineer" who helps tailor software tools for companies in the life sciences, retailing and financial services industries so they can more easily sift through vast databases to quickly mine useful nuggets of information. She works with programming languages, C++ and Java, but her main focus is a level above the code itself. "It's understanding a customer's needs and business strategy, and then translating that into solutions," Ms. Trombley explained.

After two years of slight declines, the number of professional software developers rose in the United States last year to 2.35 million, according to IDC, a research company. Today, America has more than four times as many software developers as India, and nearly seven times as many as China. But the recent growth rate, and projected growth, is far higher in those well-educated, developing nations. The United States is continuing to add high-skill jobs, like Ms. Trombley's, but others are being lost.

Maintaining and upgrading older software on mainframe computers is the kind of job at risk from offshore outsourcing. James Fusco, a mainframe programmer from East Brunswick N.J., worked for AT&T for 13 years. In 1999, seeking to cut costs, the company farmed out much of its data center operations to I.B.M.'s global services unit. Mr. Fusco and his coworkers showed up at the same offices in New Jersey, but suddenly they were I.B.M. employees. Their work, improving and updating mainframe billing and marketing applications, was the same, but one project after another was handed off to programmers in India and Canada. In May 2002, Mr. Fusco and many of his colleagues were laid off, their jobs casualties of outsourcing.

"We were not treated like real I.B.M. employees," Mr. Fusco said. "No attempt was made to retrain us to help us get other jobs."

Mr. Fusco is one of the plaintiffs in a class-action suit against the Department of Labor that seeks to extend the government's trade adjustment assistance program, dating to the 1960's and most recently revised in 2002, to software programmers. The plaintiffs have been told by the Labor Department that, because software is not a tangible "article," they do not qualify for financial assistance and retraining for jobs lost to foreign competition, as manufacturing workers do. Efforts are under way in Congress to change the law.

But even those who joined the class-action suit do not seem to resent the foreign workers who are doing their jobs. "I loved my job and I was good at it," said Ron Beyer, 54, a senior programmer from near Gun Barrel, Tex., who made $80,000 a year. "But it's time to move on, and find something else, something that can't move offshore."

Mr. Fusco, 50, found a job last November as a systems administrator at a small company in New Jersey, at a pay cut from the $65,000 salary he earned at I.B.M. With the federal assistance and retraining he is seeking, Mr. Fusco said he might consider training for another field.

"A year ago, I would have gone for newer computer skills," he explained. "But I'm not sure that programming is a smart thing to get back into. It can be done remotely."

The Times of India Online
Printed from timesofindia.indiatimes.com >World >The United States

Democrats move anti-outsourcing Bill in US Senate Clip

PTI [SUNDAY, FEBRUARY 15, 2004 02:15:14 AM]

WASHINGTON: As the outsourcing issue dominates the US presidential election campaign, Senate Democrats have introduced a new legislation under which American employers will be required to warn their employees and affected communities before moving any job overseas.

The Jobs for America Act has been introduced in response to President George W Bush's annual economic report released on Monday-which highlighted the benefits of sending jobs overseas.

Gregory Mankiew, President's chief economic adviser, defended outsourcing of jobs after the release of the report, saying it was "probably a plus for the economy in the long run". However, he later apologised in a letter to the House of Representatives Speaker Dennis Hastert and regretted that his comments had been misinterpreted.

Democrats see the outsourcing issue as their main chance to win support away from Bush. Employment is expected to be a major issue in the 2004 polls with Democrats repeatedly noting that the US economy has lost more than two million jobs since 2001.

Dismissing Mankiew's theory as 'Alice in Wonderland economics', Senate minorities leader Tom Daschle introduced the Bill on Thursday. It requires any company that plans to lay off 15 or more workers and send those jobs overseas to disclose how many jobs are affected, where the jobs are going and why they are being offshored.

Apart from giving workers a three-month notice, the companies will be required to notify federal and state agencies responsible for helping laid off workers. The Bill also calls on the department of labour to compile statistics of offshored jobs and report annually to the US Congress.

From: "Mike Saville" <k7cf@msn.com>
To: "James M Leas" <jolly39@juno.com>
Date: Tue, 20 Jan 2004 23:21:33 -0700
Subject: Fw: Transcript of the Lou Dobbs segment on moving High Tech jobs off-shore

---

More..............

Here is a transcript of the Lou Dobbs segment.

(BEGIN VIDEOTAPE)

PETER VILES, CNN CORRESPONDENT (voice-over): IBM says it's good news for the technology industry and good news for the United States. Well, you be the judge. IBM says it will hire 15,000 people this year, but only 4,500 of them in the United States. And it will also shift 3,000 jobs out of the United States for a net gain of 1,500 jobs here. Why hire so many, more than 10,000 overseas? An IBM spokesman says, quote, "we're doing it because there's growth in those areas." He added, quote, "this is pretty good news for us and the industry." John Bauman, a computer programmer who's been out of work for 15 months, doesn't see it that way.

JOHN BAUMAN, THE ORGANIZATION FOR THE RIGHTS OF AMERICAN WORKERS: It's a shame. It's truly a shame. What do we tell our kids in college? Well, go into this field or that field. This is what we were promised. The future is there for us. It's not there anymore.

VILES: The "Wall Street Journal" citing internal documents says IBM calculates a U.S.-based computer programmer costs $156 an hour in pay and benefits. A China-based programmer, just $12.50 an hour. Further, the "Journal" says IBM memos advised managers who have to break the news to workers, quote, "terms 'onshore' and 'offshore' should never be used." IBM today called the "Journal" story incomplete and inaccurate. Either way, IBM is influential. It's hiring choices could bolster emerging technology markets, particularly China.

DEAN DAVISON, V.P. META GROUP: Having an IBM that moves into China and creates positions there, whether they be call centers or IT professionals or a staff accountant, having an IBM publicly acknowledge and move into china in a highly visible fashion will enhance the credibility which China has suffered from in the off-shore market.

VILES: IBM says the hiring will be concentrated in services software and Linux development.

(END VIDEOTAPE)

VILES: Those internal documents also say it will be the job of human resources and communications people at IBM to sanitize any moves offshore, so it's never portrayed as a movement to cut costs or to export American jobs.

DOBBS: Now, that is absolutely chilling. We know it's going on in a number of companies, a lot of companies.

VILES: Sure.

DOBBS: But for IBM saying it's going to sanitize those expressions and to say something other, using human resources, as human resources of a kind that I'm not familiar with, and instead of communications, it sounds like they mean obfuscation doesn't.

VILES: Yes, well two points here. One IBM does say these are inaccurate, incomplete. These might have been draft memos somewhere within the company. They are not sure what memos the "Journal" is accessing.

DOBBS: The "Wall Street Journal" report.

Did they say what was inaccurate because we should (UNINTELLIGIBLE)?

VILES: They did not point by point. They said they don't know which memos.

DOBBS: So they said the entire "Wall Street journal" report was inaccurate?

VILES: The discussions of the memos they said was inaccurate. Another point that should be made, IBM is a very influential company. Smaller companies around this country look to them for guidance in managing personnel, managing issues like this. So this goes beyond IBM. This is a very influential company.

DOBBS: This is the biggest technology company, along with Microsoft, in the world. I want to be clear, we asked Sam Palmisano (ph), the CEO of IBM to join us here tonight, and they declined the opportunity. This is a shame as you say. This is a leader...

VILES: A thought leader.

James Marc Leas

ATTORNEY AT LAW
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February 17, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: **Request for Reconsideration of Staff Decision on IBM Stockholder Resolution on "Offshoring" by Michael L. Saville**

Attention: **Keir Gumbs**

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

This letter is to request reconsideration of the Staff decision indicating that the Staff will not recommend enforcement action if IBM omits the proposal on "Offshoring" from its proxy materials. The Staff decision was included in two letters to IBM, both dated February 3, 2004, copies of which were faxed to me by the Staff on February 11, 2004.

One of the letters, from Daniel Greenspan, Attorney-Advisor, states: "There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations)."

Another of the letters, from Martin P. Dunn, Deputy Director, indicates that the decision was based on IBM's letter dated December 16, 2003 and on letters on the proponent's behalf dated January 13, 2004 and January 19, 2004.

However, I urge you to also consider a letter submitted to SEC Chairman William H. Donaldson by Congressman Bernie Sanders on January 30, 2004. Mr. Sanders wrote, "the Stockholder Proposal addresses a fundamental crisis in the American economy. At a cost of millions of manufacturing jobs, and increasingly, high tech jobs, American companies, including

SEC rules and previous SEC decisions provide that such factors as widespread public debate and increasing recognition of a significant social policy issue,[1] impact on communities[2], and fundamental corporate policy decision[3] transcend ordinary business and take an issue outside of the ordinary business exception. Recent articles in the *Charlotte Observer* and in the *New York Times* demonstrate that all four of these factors are now in place for the offshoring issue addressed by the proposal (though only one of these factors is needed under the SEC rules to avoid the ordinary business exception).

The February 7, 2004 *Charlotte Observer* (attached) highlights these four factors. The article begins as follows:

> "At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.

---

[1] "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. **However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**" 43 (Release 34-40018; IC-23200; File No. S7-25-97, "Amendments to Rules on Shareholder Proposals," Final Rule, under section III. "The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion).

The Staff has denied no-action letters numerous times on the basis of widespread public debate and increasing recognition of a significant social and corporate policy issue. One of the first such cases was the Staff decision to deny a no-action letter in the cash balance pension case of IBM (February 16, 2000). A recent example is ExxonMobile Corporation (March 11, 2003), in which the Staff denied a no-action letter. The Staff noted "the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues."

[2] In Pacific Telesis (February 2, 1989) and in Dupont (March 6, 2000) the Staff denied no-action letters for resolutions because they involved impact on communities.

[3] In Union Camp (February 12, 1996) the staff denied a no-action letter because the resolution involved corporate policy regarding sales of chemicals. In Eli Lily (February 25, 2001), the staff denied a no-action letter because the resolution involved corporate policy regarding pricing of drugs.

decisions and employee relations," and is appropriate for a shareholder vote.

IBM has the burden of showing that the resolution may be omitted by showing that there is not in fact increasing recognition of a significant social policy issue or a fundamental corporate policy issue, that it is not a matter of widespread public debate, and that it will not severely impact the national economy or the economies of local communities. IBM has not met any of these burdens.

Therefore, proponent respectfully requests the Commission to consider this appeal and to allow a vote on the issue at IBM's shareholder meeting. Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

Attachments

"States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work," *The Charlotte Observer*, February 7, 2004.

News release issued by the office of Indiana State Senator Jeff Drozda, "Drozda hails Passage of Anti-Outsourcing Bill," February 2, 2004.

"Many New Causes for Old Problem of Jobs Lost Abroad," by Steve Lohr, *The New York Times*, February 15, 2004.

"Democrats Move Anti-Outsourcing Bill in the US Senate," *The Times of India*, February 15, 2004.

Lou Dobbs interview on moving high tech jobs off-shore, broadcast January 20, 2004.

States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work
The Charlotte Observer
February 7, 2004
Stella M. Hopkins

At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.

The Observer found that **in just the past four weeks, the states have proposed legislation ranging from a total ban on state agencies sending work abroad to banning call centers on state contracts. The most aggressive proposals come from New York and Colorado, which would penalize businesses for outsourcing-related job losses.**

S.C. House Speaker David Wilkins, R-Greenville, introduced a bill last month that included banning state agencies from using foreign call centers. Wilkins drafted the proposal in response to an Observer story last summer that revealed **the Carolinas are among 40 states where food stamp recipients rely on help desks in India.**

India - with its well-educated, English-speaking population - is the most common destination for computer jobs and other professional work being sent abroad. The trend makes white-collar workers vulnerable to the losses seen in the Carolinas and nationwide as factory jobs moved to low-wage countries.

The S.C. bill is similar to N.C. legislation that passed the Senate last year and awaits House consideration. For several weeks, the N.C. bill's author, **Sen. Eric Reeves, D-Wake**, has been fielding calls from legislators crafting anti-outsourcing bills. No state has enacted such a measure.

Last month, the federal government joined the battle with a limited, temporary foreign-outsourcing ban tucked into its current spending plan. The federal move applies only to companies bidding to privatize federal government operations and expires Sept. 30.

The ban could fuel backlash against the cost-cutting trend that critics fear is gutting the U.S. economy.

"Once the federal government sends the signal that it is all right to begin regulating whether work can be done overseas, that gives the green light to all states that this is a legitimate public policy issue that needs to be addressed," said Marcus Courtney, who heads a national effort to unionize white-collar workers.

Business has led the move abroad, where wages can be as little as 10 percent of U.S. rates. An Observer survey last year found that nearly two-thirds of the Fortune 1000 companies headquartered in the Carolinas - **17 of 27 - have sent computer tasks abroad.**

Overseas workers also read X-rays, process mortgage applications, conduct financial research and prepare tax returns. By **one estimate, already called too conservative,** the trend would cost the nation a total of 3.3 million jobs and $136

billion in wages by 2015.

Government agencies, facing tight budgets, have joined the move. States' food-stamp help desks are the most widespread government use of foreign outsourcing. In some states, welfare recipients also rely on overseas call centers. And a few states have had software developed abroad. For example, programmers in India last year helped revamp the S.C. unemployment tax system.

"This is state taxpayer dollars going overseas versus going to the pocketbooks of South Carolina residents," Wilkins said.

Carolinas' concerns

Nearly all the proposals would prohibit state agencies from contracting for nearly any work to be done abroad. South Carolina, like North Carolina last year, has proposed banning only foreign call centers on state contracts.

Twin, **bipartisan bills in the New York Senate and Assembly are among the first to target private business. The bills would prohibit outsourcing by businesses receiving state aid, including economic-development incentives, job-training grants and tax credits. A business that took jobs out of the country - or out of the state - would lose state aid for five years.**

The Carolinas, like some other states, also are addressing the growing use of foreign call centers by businesses. **The proposals would require call center operators to provide their name and geographic location.**

The Carolinas bills go a step further with a provision that would **require written permission from consumers before their personal financial information could be used in a foreign call center.**

That provision could be the most onerous for businesses. **But so far lobbyists calling about the bill haven't made it an issue,** said Rep. Harry Cato, R-Greenville, chairman of the S.C. committee reviewing Wilkins' bill. The committee likely won't take it up until spring, Cato said. Meanwhile, he plans to study the bill.

"I prefer to keep as many jobs in South Carolina as I can," Cato said. "But I'm always trying to look for that balance."

New Jersey not giving up

In 2002, New Jersey was the first state to introduce anti-outsourcing legislation.

The proposal, by **Democratic state Sen. Shirley Turner** came after the state's supplier for electronic food-stamp and welfare benefits moved its call center to India. The state chose to pay nearly $900,000 extra a year to have the company operate an in-state call center for its residents.

Turner's bill **passed the state Senate unanimously and was scheduled for an Assembly hearing.** She said lobbying from business, including representatives from the Indian IT industry, quashed the hearing.

Last month, she reintroduced the bill. **In her 10 years as a legislator, she said no bill has ever generated as much interest.**

Like N.C. Sen. Reeves, Turner has been getting calls from legislators nationwide trying to address outsourcing.

"I should be able to do this in May and June with the kind of activity we're seeing," Reeves said.

Georgia state Rep. John Noel, an Atlanta Democrat, cited the foreign food-stamp help desks when introducing an anti-outsourcing bill this week.

"State taxpayer dollars should not be going to generate jobs in foreign countries," Noel said.

Both sides spurred to act
Supporters and opponents of outsourcing are galvanized.

The **Information Technology Association of America "lobbied vigorously to defeat" the federal provision,** said Harris Miller, president of the industry trade group. "This amendment poses a threat to American competitiveness and American jobs if states and localities follow its lead."

The Indian IT industry also has decried the move, although government services account for less than 2 percent of the nation's $10 billion outsourcing business. The Indian industry's leading trade group, the National Association of Software and Service Companies **(NASSCOM)**, has been lobbying in the United States for about two years.

Supporters say companies must outsource to compete in a global economy and that the money saved allows investment that creates U.S. jobs. They also say that using foreign workers frees U.S. employees for more valuable work.

Grass-roots campaigns to halt outsourcing are monitoring the legislative proposals, exchanging e-mails nationwide as they try to keep up with the growing number.

The AFL-CIO testified this week in support of Maryland's new anti-outsourcing bill, said Mike Gildea, executive director of the union's group representing 4 million public and private sector professional workers.

Among state and federal legislators, Gildea said, "There is growing and legitimate angst about how tax dollars are spent."

Stella Hopkins: (704) 358-5173 or shopkins@charlotteobserver.com.

Legislation Against Outsourcing
In the past four weeks, 15 states have introduced legislation intended to curb the move of white-collar jobs abroad. They are:
Colorado
Connecticut*
Georgia
Indiana
Kansas
Maryland*
Minnesota

Missouri
Nebraska
New Jersey*
New York
South Carolina
Vermont
Washington
Wisconsin

*Re-introduced from previous year

(North Carolina has been considering anti-outsourcing legislation since last year.)

SOURCES: Observer research, states' Web sites, National Conference of State Legislatures

Senator Jeff Drozda

FOR IMMEDIATE RELEASE February 2, 2004

Drozda Hails Passage of Anti-Outsourcing Bill

(STATEHOUSE) – A bill authored by Sen. Jeff Drozda (R-Westfield) that will ban state outsourcing in Indiana passed the Senate today by a vote of 39-10.

Senate Bill 4 establishes that all state contracts be performed in Indiana or the United States by citizens or immigrants eligible for employment in this country.

"This bill is a jobs bill," Drozda said, "which works to promote underemployed and unemployed Hoosiers."

The idea for the bill was born in November of 2003 after the administration entered into a $15.2 million contract with Tata Consultanty Services, a firm located in India. Only after citizens and legislators denounced the agreement did the administration cancel the contract. Drozda says that hiring foreign businesses to provide domestic services is not an isolated problem.

It is estimated that 3.3 million American technology jobs will be outsourced by 2015, and citizens will lose $136 billion in wages over the next few years.

"Indiana is part of this national crisis of outsourcing," Drozda said. "Eight other state legislatures have considered bills like this and many more will do so this year."

The first-term senator said that because taxpayer dollars fund state contracts, that money should be spent domestically, not abroad. Multi-million dollar contracts would benefit Hoosier businesses immensely, he said.

"The General Assembly is committed to working families as we work to keep tax payers' dollars and jobs in the United States," Drozda said.

The bill will now move to the House of Representatives. Drozda represents Senate District 21, which includes portions of Howard, Tipton, Hamilton and Boone counties.

-30-

Jennifer Thompson
Communications Specialist
Indiana State Senate
(317) 232-9499

The New York Times
nytimes.com

February 15, 2004

Many New Causes for Old Problem of Jobs Lost Abroad

By STEVE LOHR

The chairman of President Bush's Council of Economic Advisers, N. Gregory Mankiw, stepped forcefully last week into an issue that has touched off an escalating, often strident, political debate: the migration of jobs, ranging from call center operators to computer programmers, to lower-cost countries like China and India.

The movement, known as offshore outsourcing, is growing, Mr. Mankiw acknowledged. But he said it was "just a new way of doing international trade" and "a good thing" that would make the American economy more efficient and would free American workers to eventually get better jobs.

History suggests that Mr. Mankiw may be right. The American economy has adapted to unsettling new waves of competition in the past.

Still, many industry executives, analysts and academics — not distraught American workers alone — say the nature of the economic challenge appears to be fundamentally different this time.

The differences, they say, include the kinds of jobs affected by outsourcing, the number of jobs potentially at risk and the politics of developing an effective policy response.

Globalization and technology are amplifying the impact of outsourcing. For decades, American foreign policy has been to urge developing nations and Communist countries to join the global economy in earnest. Now they have, and vast numbers of skilled workers have joined the world labor force, seemingly overnight. Countries like China, India and Russia educate large numbers of engineers. Add the low-cost, nearly instantaneous communication afforded by the Internet, and an Indian computer programmer making $20,000 a year or less can replace an American programmer making $80,000 a year or more.

"The structure of the world has changed," said Craig R. Barrett, chief executive of Intel, the Silicon Valley company that is the world's leading computer chip maker. "The U.S. no longer has a lock on high-tech, white-collar jobs."

But that does not mean that such jobs are about to disappear from the United States.

Statistics on the current job flight are estimates. Forrester Research in a frequently cited study, predicted in late 2002 that 3.3 million services jobs in America would move offshore by 2015, about 500,000 of them in computer software and services.

For all the alarm that report generated, a shift of that size over the next 11 years would be small, given that the American labor force has more than 130 million workers and normally creates and destroys millions of jobs every few months.

Many American workers are worried that outsourcing is just beginning, and they fear that in an information-age economy all kinds of jobs are potentially at risk. Not only anxious workers in the United States take that view. Nandan Nilekani, chief executive of Infosys Technologies, an Indian outsourcing company, declared at the World Economic Forum last month, "Everything you can send down a wire is up for grabs."

Another difference, some analysts say, is that during the 1980's, the interests of American workers and companies were more closely linked than they are today. From 1984 to 1986, the American semiconductor industry lost $4 billion and shed 50,000 jobs in the United States.

"But now, it is the workers who are suffering and not the companies," said Ronil Hira, an assistant professor for public policy at the Rochester Institute of Technology. "The companies outsourcing jobs overseas are profitable and mostly gaining market share. There's no gun to their head this time, no real motivation to address the issue."

Beyond jobs shifted, the broader impact may be to put pressure on the wages of many technical workers in the United States, who increasingly live under the shadow of foreign competition.

Chris Neustrup, a software engineer from Walnut Creek, Calif., has seen every boom and bust in Silicon Valley since he graduated from the University of California at Berkeley in 1969. As a seasoned programmer-for-hire, who constantly kept adding to his portfolio of skills, Mr. Neustrup was never out of work for long, and in good years he routinely made $100,000 or more.

But this time, he said, it was different. After 25 months without work, Mr. Neustrup was hired two weeks ago by Emanio, a private software company in Berkeley. The pay is less than he used to make, but he counts himself lucky in this job market. His experience is part of a picture that puzzles economists and policy makers. The economy is growing nicely, corporate profits are rising, and yet job growth remains frustratingly sluggish, even among skilled workers. Some politicians and labor advocates say offshore outsourcing is a betrayal of American workers and support bills to curb it.

Mr. Neustrup, who lives with the turmoil in the high-tech job market, takes a more balanced view. "It's great for these developing countries to move up and adopt this

technology," he said. "The trouble for us in the U.S. is that we're at the top of the ladder getting squeezed. And I'm not sure there is a good answer."

The heat of the political debate over outsourcing keeps rising. State and federal bills that would limit the flow of jobs abroad have proliferated. Senator John Kerry, the front-runner for the Democratic presidential nomination, castigates "Benedict Arnold companies and C.E.O.'s" for moving jobs overseas. Last November, Indiana pulled out of a $15 million contract with an Indian company to provide technology services because of objections to outsourcing. The National Foundation for American Policy, a research group, says 30 bills are pending in 20 states to curb the use of offshore contractors by state and local governments.

Senator Kerry introduced federal legislation last November that would require call center operators to disclose where they are located.

The Senate recently passed a bill sponsored by Republican Senators Craig Thomas of Wyoming and George V. Voinovich of Ohio, that prohibits the use of offshore workers on some government jobs. The House has not voted on any similar bill.

These steps, some economists warn, are part of a misguided drift toward protectionism that would increase costs to consumers, make American businesses less competitive and risk more trade conflict.

"This anxiety about outsourcing is not a bad thing, as long as it forces you to make the right choices," said Jagdish N. Bhagwati, a professor of economics at Columbia University. "You have to move on and upgrade your skills. We have no choice. And America, as probably the most innovative society in the world, does a pretty good job of it."

That process has begun, as companies and people enhance their skills. The result is new hiring, even as other jobs move offshore. Intel has added 1,000 software engineers in China and India in the last two years, but it has added even greater numbers in the United States.

I.B.M., the world's largest computer company, is also doing both. The company says it plans to transfer 3,000 jobs overseas, many of them white-collar jobs like computer programmer. But I.B.M. also says it intends to add 4,500 employees this year in the United States, including programmers and software designers with specialized skills.

The people in demand, says Hershel Harris, vice president for strategy in I.B.M.'s software unit, are those who are fluent in technology and in how technology can be applied to solve problems in particular fields of business or science.

Mary Trombley, 27, was hired last year by the I.B.M. software group as an engineer in

San Jose, Calif. She was an English major at the University of Michigan, which she attended from 1994 to 1998, making her part of the first generation of college students with wide-open access to the Internet. She got enough of a taste for technology that she decided to change course. "It looked exciting and I jumped in," she said.

At I.B.M., she is a "human factors engineer" who helps tailor software tools for companies in the life sciences, retailing and financial services industries so they can more easily sift through vast databases to quickly mine useful nuggets of information. She works with programming languages, C++ and Java, but her main focus is a level above the code itself. "It's understanding a customer's needs and business strategy, and then translating that into solutions," Ms. Trombley explained.

After two years of slight declines, the number of professional software developers rose in the United States last year to 2.35 million, according to IDC, a research company. Today, America has more than four times as many software developers as India, and nearly seven times as many as China. But the recent growth rate, and projected growth, is far higher in those well-educated, developing nations. The United States is continuing to add high-skill jobs, like Ms. Trombley's, but others are being lost.

Maintaining and upgrading older software on mainframe computers is the kind of job at risk from offshore outsourcing. James Fusco, a mainframe programmer from East Brunswick N.J., worked for AT&T for 13 years. In 1999, seeking to cut costs, the company farmed out much of its data center operations to I.B.M.'s global services unit. Mr. Fusco and his coworkers showed up at the same offices in New Jersey, but suddenly they were I.B.M. employees. Their work, improving and updating mainframe billing and marketing applications, was the same, but one project after another was handed off to programmers in India and Canada. In May 2002, Mr. Fusco and many of his colleagues were laid off, their jobs casualties of outsourcing.

"We were not treated like real I.B.M. employees," Mr. Fusco said. "No attempt was made to retrain us to help us get other jobs."

Mr. Fusco is one of the plaintiffs in a class-action suit against the Department of Labor that seeks to extend the government's trade adjustment assistance program, dating to the 1960's and most recently revised in 2002, to software programmers. The plaintiffs have been told by the Labor Department that, because software is not a tangible "article," they do not qualify for financial assistance and retraining for jobs lost to foreign competition, as manufacturing workers do. Efforts are under way in Congress to change the law.

But even those who joined the class-action suit do not seem to resent the foreign workers who are doing their jobs. "I loved my job and I was good at it," said Ron Beyer, 54, a senior programmer from near Gun Barrel, Tex., who made $80,000 a year. "But it's time to move on, and find something else, something that can't move offshore."

Mr. Fusco, 50, found a job last November as a systems administrator at a small company in New Jersey, at a pay cut from the $65,000 salary he earned at I.B.M. With the federal assistance and retraining he is seeking, Mr. Fusco said he might consider training for another field.

"A year ago, I would have gone for newer computer skills," he explained. "But I'm not sure that programming is a smart thing to get back into. It can be done remotely."

The Times of India Online
Printed from timesofindia.indiatimes.com >World >The United States

Democrats move anti-outsourcing Bill in US Senate Clip

PTI [SUNDAY, FEBRUARY 15, 2004 02:15:14 AM]

WASHINGTON: As the outsourcing issue dominates the US presidential election campaign, Senate Democrats have introduced a new legislation under which American employers will be required to warn their employees and affected communities before moving any job overseas.

The Jobs for America Act has been introduced in response to President George W Bush's annual economic report released on Monday which highlighted the benefits of sending jobs overseas.

Gregory Manklew, President's chief economic adviser, defended outsourcing of jobs after the release of the report, saying it was "probably a plus for the economy in the long run". However, he later apologised in a letter to the House of Representatives Speaker Dennis Hastert and regretted that his comments had been misinterpreted.

Democrats see the outsourcing issue as their main chance to win support away from Bush. Employment is expected to be a major issue in the 2004 polls with Democrats repeatedly noting that the US economy has lost more than two million jobs since 2001.

Dismissing Mankiew's theory as 'Alice in Wonderland economics', Senate minorities leader Tom Daschle introduced the Bill on Thursday. It requires any company that plans to lay off 15 or more workers and send those jobs overseas to disclose how many jobs are affected, where the jobs are going and why they are being offshored.

Apart from giving workers a three-month notice, the companies will be required to notify federal and state agencies responsible for helping laid off workers. The Bill also calls on the department of labour to compile statistics of offshored jobs and report annually to the US Congress.

From: "Mike Saville" <k7cf@msn.com>
To: "James M Leas" <jolly39@juno.com>
Date: Tue, 20 Jan 2004 23:21:33 -0700
Subject: Fw: Transcript of the Lou Dobbs segment on moving High Tech jobs off-shore

---

More..............

Here is a transcript of the Lou Dobbs segment.

(BEGIN VIDEOTAPE)

PETER VILES, CNN CORRESPONDENT (voice-over): IBM says it's good news for the technology industry and good news for the United States. Well, you be the judge. IBM says it will hire 15,000 people this year, but only 4,500 of them in the United States. And it will also shift 3,000 jobs out of the United States for a net gain of 1,500 jobs here. Why hire so many, more than 10,000 overseas? An IBM spokesman says, quote, "we're doing it because there's growth in those areas." He added, quote, "this is pretty good news for us and the industry." John Bauman, a computer programmer who's been out of work for 15 months, doesn't see it that way.

JOHN BAUMAN, THE ORGANIZATION FOR THE RIGHTS OF AMERICAN WORKERS: It's a shame. It's truly a shame. What do we tell our kids in college? Well, go into this field or that field. This is what we were promised. The future is there for us. It's not there anymore.

VILES: The "Wall Street Journal" citing internal documents says IBM calculates a U.S.-based computer programmer costs $156 an hour in pay and benefits. A China-based programmer, just $12.50 an hour. Further, the "Journal" says IBM memos advised managers who have to break the news to workers, quote, "terms 'onshore' and 'offshore' should never be used." IBM today called the "Journal" story incomplete and inaccurate. Either way, IBM is influential. It's hiring choices could bolster emerging technology markets, particularly China.

DEAN DAVISON, V.P. META GROUP: Having an IBM that moves into China and creates positions there, whether they be call centers or IT professionals or a staff accountant, having an IBM publicly acknowledge and move into china in a highly visible fashion will enhance the credibility which China has suffered from in the off-shore market.

VILES: IBM says the hiring will be concentrated in services software and Linux development.

(END VIDEOTAPE)

VILES: Those internal documents also say it will be the job of human resources and communications people at IBM to sanitize any moves offshore, so it's never portrayed as a movement to cut costs or to export American jobs.

DOBBS: Now, that is absolutely chilling. We know it's going on in a number of companies, a lot of companies.

VILES: Sure.

DOBBS: But for IBM saying it's going to sanitize those expressions and to say something other, using human resources, as human resources of a kind that I'm not familiar with, and instead of communications, it sounds like they mean obfuscation doesn't.

VILES: Yes, well two points here. One IBM does say these are inaccurate, incomplete. These might have been draft memos somewhere within the company. They are not sure what memos the "Journal" is accessing.

DOBBS: The "Wall Street Journal" report.

Did they say what was inaccurate because we should (UNINTELLIGIBLE)?

VILES: They did not point by point. They said they don't know which memos.

DOBBS: So they said the entire "Wall Street journal" report was inaccurate?

VILES: The discussions of the memos they said was inaccurate. Another point that should be made, IBM is a very influential company. Smaller companies around this country look to them for guidance in managing personnel, managing issues like this. So this goes beyond IBM. This is a very influential company.

DOBBS: This is the biggest technology company, along with Microsoft, in the world. I want to be clear, we asked Sam Palmisano (ph), the CEO of IBM to join us here tonight, and they declined the opportunity. This is a shame as you say. This is a leader...

VILES: A thought leader.

James Marc Leas
ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

February 17, 2004

Secretary of the Commission
Securities and Exchange Commission
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: **Appeal of Staff Decision on IBM Stockholder Resolution on "Offshoring" by Michael L. Saville**

Attention: **Secretary of the Commission**

Dear Members of the Commission:

This letter is to request appeal of the decision that the Staff will not recommend enforcement action if IBM omits the proposal on "Offshoring" from its proxy materials. The Staff decision was included in two letters to IBM, both dated February 3, 2004, copies of which were faxed to me by the Staff on February 11, 2004.

One of the letters, from Daniel Greenspan, Attorney-Advisor, states: "There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations)."

Another of the letters, from Martin P. Dunn, Deputy Director, indicates that the decision was based on IBM's letter dated December 16, 2003 and on letters on the proponent's behalf dated January 13, 2004 and January 19, 2004.

However, I urge you to also consider a letter submitted to SEC Chairman William H. Donaldson by Congressman Bernie Sanders on January 30, 2004. Mr. Sanders wrote, "the Stockholder Proposal addresses a fundamental crisis in the American economy. At a cost of millions of manufacturing jobs, and increasingly, high tech jobs, American companies, including IBM, are endangering the long-term health of the United States." Mr. Sanders provided results of a recent study by the Hass School of Business concerning the expected impact of offshoring: "14 million white collar service jobs representing 11% of the total U.S. workforce with average salaries of just under $40,000 a year are in danger of being outsourced overseas."

I also urge you to consider additional letters I submitted on proponent's behalf, dated January 26, 2004 and February 10, 2004, that do not appear to have been included in the Staff's decision and that provide additional evidence showing surging public debate and rapidly increasing recognition of a significant social policy issue.

SEC rules and previous SEC decisions provide that such factors as widespread public debate and increasing recognition of a significant social policy issue,[1] impact on communities[2], and fundamental corporate policy decision[3] transcend ordinary business and take an issue outside of the ordinary business exception. Recent articles in the *Charlotte Observer* and in the *New York Times* demonstrate that all four of these factors are now in place for the offshoring issue addressed by the proposal (though only one of these factors is needed under the SEC rules to avoid the ordinary business exception).

The February 7, 2004 *Charlotte Observer* (attached) highlights these four factors. The article begins as follows:

> "At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.

---

[1] "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. **However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**" [43] (Release 34-40018; IC-23200; File No. S7-25-97, "Amendments to Rules on Shareholder Proposals," Final Rule, under section III. "The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion).

The Staff has denied no-action letters numerous times on the basis of widespread public debate and increasing recognition of a significant social and corporate policy issue. One of the first such cases was the Staff decision to deny a no-action letter in the cash balance pension case of IBM (February 16, 2000). A recent example is ExxonMobile Corporation (March 11, 2003), in which the Staff denied a no-action letter. The Staff noted "the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues."

[2] In Pacific Telesis (February 2, 1989) and in Dupont (March 6, 2000) the Staff denied no-action letters for resolutions because they involved impact on communities.

[3] In Union Camp (February 12, 1996) the staff denied a no-action letter because the resolution involved corporate policy regarding sales of chemicals. In Eli Lily (February 25, 2001), the staff denied a no-action letter because the resolution involved corporate policy regarding pricing of drugs.

"The Observer found that **in just the past four weeks, the states have proposed legislation** ranging from a total ban on state agencies sending work abroad to banning call centers on state contracts."

Remarkably, one of these bills already passed the Indiana Senate with a vote of 39-10 on February 2, 2004 (see attached news release from the state senator who introduced the bill).

The *Charlotte Observer* article lists the 15 states and notes that "last month, the federal government joined the battle with a limited, temporary foreign-outsourcing ban tucked into its current spending plan." Passage of this provision in the U.S. Senate on January 22, 2004 and into law with President Bush's signature the following week appears to have accelerated submission of legislation in the various states. As a union representative quoted in the article said, passage of the federal provision "gives the green light to all states that this is a legitimate public policy issue that needs to be addressed."

The *Charlotte Observer* article also notes the vast impact of offshoring, that "by one estimate, already called too conservative, the trend would cost the nation a total of 3.3 million jobs and $136 billion in wages by 2015."

Recognition of the huge numbers of high paid American white collar workers who have either already lost jobs or could be thrown out of work as a result of the transfers of work to lower wage countries has prompted the explosion of legislation and debate on the issue at state and federal level. An article in the February 15, 2004 *New York Times* (attached) notes a jump in the number of states with offshoring bills, further demonstrating the widening debate and increasing recognition that offshoring is a significant social policy issue. According to the article, "the National Foundation for American Policy, a research group, says 30 bills are pending in 20 states to curb the use of offshore contractors by state and local governments."[4]

---

[4] The widespread public debate on job losses because of offshoring and the increasing recognition that offshoring is a serious social policy issue is illustrated by the rapid increase in the number of states considering bills restricting offshoring:

Date of publication	Number of states considering bills curbing offshoring	Source of information
1/4/04	at least 4 states	*Los Angeles Times*
1/24/04	at least 8 states	*The Telegraph* of Calcutta
2/2/04	9 states	News release by Sen. Jeff Dozda of Indiana
2/7/04	at least 15 states	*The Charlotte Observer*
2/15/04	20 states	*The New York Times* based on National Foundation for American Policy findings

Transfer of jobs to lower wage countries has been vigorously opposed by several presidential candidates. The *New York Times* article notes that John Kerry had introduced a bill restricting offshoring in the Senate, while President Bush announced support for job transfers to low wage countries, further demonstrating the widening debate on the issue, not just in state legislatures and the halls of Congress, but also among the candidates for President.

The *New York Times* article talks specifically about IBM, stating that IBM "says it plans to transfer 3,000 jobs overseas, many of them white-collar jobs like computer programmer." One laid off IBMer who lost his job to offshoring is quoted: "No attempt was made to retrain us to help us get other jobs."

An article in *The Times of India* (attached), dated February 15, 2004 illustrates the increasing debate on transferring jobs to lower wage countries raging in Washington and in state legislatures:

> "As the **outsourcing issue dominates the US presidential election campaign, Senate Democrats have introduced a new legislation** under which American employers will be required to warn their employees and affected communities before moving any job overseas.
>
> "The Jobs for America Act has been introduced in response to President George W Bush's annual economic report released on Monday which highlighted the benefits of sending jobs overseas.
>
> "Gregory Mankiew, President's chief economic adviser, defended outsourcing of jobs after the release of the report, saying it was "probably a plus for the economy in the long run". However, he later apologised in a letter to the House of Representatives Speaker Dennis Hastert and regretted that his comments had been misinterpreted.
>
> "Democrats see the outsourcing issue as their main chance to win support away from Bush. Employment is expected to be a major issue in the 2004 polls with Democrats repeatedly noting that the US economy has lost more than two million jobs since 2001.
>
> "Dismissing Mankiew's theory as 'Alice in Wonderland economics', Senate minorities leader Tom Daschle introduced the Bill on Thursday. It requires any company that plans to lay off 15 or more workers and send those jobs overseas to disclose how many jobs are affected, where the jobs are going and why they are being offshored.
>
> "Apart from giving workers a three-month notice, the companies will be required to notify federal and state agencies responsible for helping laid off workers. The

Bill also calls on the department of labour to compile statistics of offshored jobs and report annually to the US Congress."

In addition to widespread reporting in print media, the debate on offshoring, and specifically about IBM's offshoring, has also been widely reported in broadcast media, including a continuing series on the Lou Dobbs show entitled, "Exporting America" (transcript of one recent segment mentioning IBM is attached).

The Staff letter indicates that the initial decision on ordinary business was based on the resolution addressing "employment decisions and employee relations." However, proponent would respectfully ask the Commission to consider reversing the Staff's initial decision in view of the rapidly growing recognition that transferring work to lower wage countries and laying off American workers has become widely recognized as a significant social policy issue. Reversal is also in order in view of the extremely widespread public debate on the issue that has emerged at the federal level and in 20 state legislatures within the past four weeks.

Reconsideration and reversal of the initial Staff decision is also in order in view of the growing recognition that large scale transfers of high paying jobs to lower wage countries has already had adverse impacts on communities and the US as whole, and these adverse impacts are likely to persist–at least until retraining programs touted by supporters of offshoring are implemented and as yet unknown new high-paying job opportunities for retrained workers open up.

Reconsideration and reversal is also in order in view of the fact that the resolution provides a fundamental corporate policy proposal that is appropriate for shareholder vote--not the ordinary business type "employment decisions and employee relations" that are the exclusive domain of management.

It is worth noting that corporate executives, like those at IBM, can personally gain by transferring work to lower wage countries and laying off thousands of their higher paid American workers. Therefore, where significant social policy issue, widespread public debate, severe impact to communities and the entire country, and fundamental corporate policy issue are at stake, stockholder oversight is appropriate.

Conclusion:

The debate on offshoring has exploded nationally in the past few weeks as House, Senate, presidential candidates, and legislatures in various states recognize that millions of American workers, including thousands of IBM employees, have lost or are in imminent risk of losing jobs, with potentially huge adverse consequences for local and national economies. The recent upsurge of federal and state legislation and the upsurge of articles in the broadcast and print media further demonstrate that the stockholder proposal is a matter of widespread public debate, addresses a significant social and corporate policy issue, and addresses an issue with substantial impact on local and national economy. Therefore the proposal "transcends" ordinary business "employment

decisions and employee relations," and is appropriate for a shareholder vote.

IBM has the burden of showing that the resolution may be omitted by showing that there is not in fact increasing recognition of a significant social policy issue or a fundamental corporate policy issue, that it is not a matter of widespread public debate, and that it will not severely impact the national economy or the economies of local communities. IBM has not met any of these burdens.

Therefore, proponent respectfully requests the Commission to consider this appeal and to allow a vote on the issue at IBM's shareholder meeting. Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

Attachments

"States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work," *The Charlotte Observer*, February 7, 2004.

News release issued by the office of Indiana State Senator Jeff Drozda, "Drozda hails Passage of Anti-Outsourcing Bill," February 2, 2004.

"Many New Causes for Old Problem of Jobs Lost Abroad," by Steve Lohr, *The New York Times*, February 15, 2004.

"Democrats Move Anti-Outsourcing Bill in the US Senate," *The Times of India*, February 15, 2004.

Lou Dobbs interview on moving high tech jobs off-shore, broadcast January 20, 2004.

States Battle Overseas Job Drain; Recent Proposals Cover Foreign Call Centers, Outsourcing Other Work
The Charlotte Observer
February 7, 2004
Stella M. Hopkins

At least **15 states**, including South Carolina, are rushing to stem the loss of white-collar jobs to lower-wage countries.

The Observer found that **in just the past four weeks, the states have proposed legislation ranging from a total ban on state agencies sending work abroad to banning call centers on state contracts. The most aggressive proposals come from New York and Colorado, which would penalize businesses for outsourcing-related job losses.**

S.C. House Speaker David Wilkins, R-Greenville, introduced a bill last month that included banning state agencies from using foreign call centers. Wilkins drafted the proposal in response to an Observer story last summer that revealed **the Carolinas are among 40 states where food stamp recipients rely on help desks in India.**

India - with its well-educated, English-speaking population - is the most common destination for computer jobs and other professional work being sent abroad. The trend makes white-collar workers vulnerable to the losses seen in the Carolinas and nationwide as factory jobs moved to low-wage countries.

The S.C. bill is similar to N.C. legislation that passed the Senate last year and awaits House consideration. For several weeks, the N.C. bill's author, **Sen. Eric Reeves, D-Wake**, has been fielding calls from legislators crafting anti-outsourcing bills. No state has enacted such a measure.

Last month, the federal government joined the battle with a limited, temporary foreign-outsourcing ban tucked into its current spending plan. The federal move applies only to companies bidding to privatize federal government operations and expires Sept. 30.

The ban could fuel backlash against the cost-cutting trend that critics fear is gutting the U.S. economy.

"Once the federal government sends the signal that it is all right to begin regulating whether work can be done overseas, that gives the green light to all states that this is a legitimate public policy issue that needs to be addressed," said Marcus Courtney, who heads a national effort to unionize white-collar workers.

Business has led the move abroad, where wages can be as little as 10 percent of U.S. rates. An Observer survey last year found that nearly two-thirds of the Fortune 1000 companies headquartered in the Carolinas - **17 of 27 - have sent computer tasks abroad.**

Overseas workers also read X-rays, process mortgage applications, conduct financial research and prepare tax returns. By **one estimate, already called too conservative,** the trend would cost the nation a total of 3.3 million jobs and $136

billion in wages by 2015.

Government agencies, facing tight budgets, have joined the move. States' food-stamp help desks are the most widespread government use of foreign outsourcing. In some states, welfare recipients also rely on overseas call centers. And a few states have had software developed abroad. For example, programmers in India last year helped revamp the S.C. unemployment tax system.

"This is state taxpayer dollars going overseas versus going to the pocketbooks of South Carolina residents," Wilkins said.

Carolinas' concerns

Nearly all the proposals would prohibit state agencies from contracting for nearly any work to be done abroad. South Carolina, like North Carolina last year, has proposed banning only foreign call centers on state contracts.

Twin, **bipartisan bills in the New York Senate and Assembly are among the first to target private business. The bills would prohibit outsourcing by businesses receiving state aid, including economic-development incentives, job-training grants and tax credits. A business that took jobs out of the country - or out of the state - would lose state aid for five years.**

The Carolinas, like some other states, also are addressing the growing use of foreign call centers by businesses. **The proposals would require call center operators to provide their name and geographic location.**

The Carolinas bills go a step further with a provision that would **require written permission from consumers before their personal financial information could be used in a foreign call center.**

That provision could be the most onerous for businesses. **But so far lobbyists calling about the bill haven't made it an issue,** said Rep. Harry Cato, R-Greenville, chairman of the S.C. committee reviewing Wilkins' bill. The committee likely won't take it up until spring, Cato said. Meanwhile, he plans to study the bill.

"I prefer to keep as many jobs in South Carolina as I can," Cato said. "But I'm always trying to look for that balance."

New Jersey not giving up

In 2002, New Jersey was the first state to introduce anti-outsourcing legislation.

The proposal, by **Democratic state Sen. Shirley Turner** came after the state's supplier for electronic food-stamp and welfare benefits moved its call center to India. The state chose to pay nearly $900,000 extra a year to have the company operate an in-state call center for its residents.

Turner's bill **passed the state Senate unanimously and was scheduled for an Assembly hearing.** She said lobbying from business, including representatives from the Indian IT industry, quashed the hearing.

Last month, she reintroduced the bill. **In her 10 years as a legislator, she said no bill has ever generated as much interest.**

Like N.C. Sen. Reeves, Turner has been getting calls from legislators nationwide trying to address outsourcing.

"I should be able to do this in May and June with the kind of activity we're seeing," Reeves said.

Georgia state Rep. John Noel, an Atlanta Democrat, cited the foreign food-stamp help desks when introducing an anti-outsourcing bill this week.

"State taxpayer dollars should not be going to generate jobs in foreign countries," Noel said.

Both sides spurred to act
Supporters and opponents of outsourcing are galvanized.

The **Information Technology Association of America "lobbied vigorously to defeat" the federal provision,** said Harris Miller, president of the industry trade group. "This amendment poses a threat to American competitiveness and American jobs if states and localities follow its lead."

The Indian IT industry also has decried the move, although government services account for less than 2 percent of the nation's $10 billion outsourcing business. The Indian industry's leading trade group, the National Association of Software and Service Companies **(NASSCOM)**, has been lobbying in the United States for about two years.

Supporters say companies must outsource to compete in a global economy and that the money saved allows investment that creates U.S. jobs. They also say that using foreign workers frees U.S. employees for more valuable work.

Grass-roots campaigns to halt outsourcing are monitoring the legislative proposals, exchanging e-mails nationwide as they try to keep up with the growing number.

The AFL-CIO testified this week in support of Maryland's new anti-outsourcing bill, said Mike Gildea, executive director of the union's group representing 4 million public and private sector professional workers.

Among state and federal legislators, Gildea said, "There is growing and legitimate angst about how tax dollars are spent."

Stella Hopkins: (704) 358-5173 or shopkins@charlotteobserver.com.

Legislation Against Outsourcing
In the past four weeks, 15 states have introduced legislation intended to curb the move of white-collar jobs abroad. They are:
Colorado
Connecticut*
Georgia
Indiana
Kansas
Maryland*
Minnesota

Missouri
Nebraska
New Jersey*
New York
South Carolina
Vermont
Washington
Wisconsin

*Re-introduced from previous year

(North Carolina has been considering anti-outsourcing legislation since last year.)

SOURCES: Observer research, states' Web sites, National Conference of State Legislatures

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Senator Jeff Drozda

FOR IMMEDIATE RELEASE February 2, 2004

Drozda Hails Passage of Anti-Outsourcing Bill

(STATEHOUSE) – A bill authored by Sen. Jeff Drozda (R-Westfield) that will ban state outsourcing in Indiana passed the Senate today by a vote of 39-10.

Senate Bill 4 establishes that all state contracts be performed in Indiana or the United States by citizens or immigrants eligible for employment in this country.

"This bill is a jobs bill," Drozda said, "which works to promote underemployed and unemployed Hoosiers."

The idea for the bill was born in November of 2003 after the administration entered into a $15.2 million contract with Tata Consultanty Services, a firm located in India. Only after citizens and legislators denounced the agreement did the administration cancel the contract. Drozda says that hiring foreign businesses to provide domestic services is not an isolated problem.

It is estimated that 3.3 million American technology jobs will be outsourced by 2015, and citizens will lose $136 billion in wages over the next few years.

"Indiana is part of this national crisis of outsourcing," Drozda said. "Eight other state legislatures have considered bills like this and many more will do so this year."

The first-term senator said that because taxpayer dollars fund state contracts, that money should be spent domestically, not abroad. Multi-million dollar contracts would benefit Hoosier businesses immensely, he said.

"The General Assembly is committed to working families as we work to keep tax payers' dollars and jobs in the United States," Drozda said.

The bill will now move to the House of Representatives. Drozda represents Senate District 21, which includes portions of Howard, Tipton, Hamilton and Boone counties.

-30-

Jennifer Thompson
Communications Specialist
Indiana State Senate
(317) 232-9499

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The New York Times
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February 15, 2004

Many New Causes for Old Problem of Jobs Lost Abroad

By STEVE LOHR

The chairman of President Bush's Council of Economic Advisers, N. Gregory Mankiw, stepped forcefully last week into an issue that has touched off an escalating, often strident, political debate: the migration of jobs, ranging from call center operators to computer programmers, to lower-cost countries like China and India.

The movement, known as offshore outsourcing, is growing, Mr. Mankiw acknowledged. But he said it was "just a new way of doing international trade" and "a good thing" that would make the American economy more efficient and would free American workers to eventually get better jobs.

History suggests that Mr. Mankiw may be right. The American economy has adapted to unsettling new waves of competition in the past.

Still, many industry executives, analysts and academics — not distraught American workers alone — say the nature of the economic challenge appears to be fundamentally different this time.

The differences, they say, include the kinds of jobs affected by outsourcing, the number of jobs potentially at risk and the politics of developing an effective policy response.

Globalization and technology are amplifying the impact of outsourcing. For decades, American foreign policy has been to urge developing nations and Communist countries to join the global economy in earnest. Now they have, and vast numbers of skilled workers have joined the world labor force, seemingly overnight. Countries like China, India and Russia educate large numbers of engineers. Add the low-cost, nearly instantaneous communication afforded by the Internet, and an Indian computer programmer making $20,000 a year or less can replace an American programmer making $80,000 a year or more.

"The structure of the world has changed," said Craig R. Barrett, chief executive of Intel, the Silicon Valley company that is the world's leading computer chip maker. "The U.S. no longer has a lock on high-tech, white-collar jobs."

But that does not mean that such jobs are about to disappear from the United States.

Statistics on the current job flight are estimates. Forrester Research in a frequently cited study, predicted in late 2002 that 3.3 million services jobs in America would move offshore by 2015, about 500,000 of them in computer software and services.

For all the alarm that report generated, a shift of that size over the next 11 years would be small, given that the American labor force has more than 130 million workers and normally creates and destroys millions of jobs every few months.

Many American workers are worried that outsourcing is just beginning, and they fear that in an information-age economy all kinds of jobs are potentially at risk. Not only anxious workers in the United States take that view. Nandan Nilekani, chief executive of Infosys Technologies, an Indian outsourcing company, declared at the World Economic Forum last month, "Everything you can send down a wire is up for grabs."

Another difference, some analysts say, is that during the 1980's, the interests of American workers and companies were more closely linked than they are today. From 1984 to 1986, the American semiconductor industry lost $4 billion and shed 50,000 jobs in the United States.

"But now, it is the workers who are suffering and not the companies," said Ronil Hira, an assistant professor for public policy at the Rochester Institute of Technology. "The companies outsourcing jobs overseas are profitable and mostly gaining market share. There's no gun to their head this time, no real motivation to address the issue."

Beyond jobs shifted, the broader impact may be to put pressure on the wages of many technical workers in the United States, who increasingly live under the shadow of foreign competition.

Chris Neustrup, a software engineer from Walnut Creek, Calif., has seen every boom and bust in Silicon Valley since he graduated from the University of California at Berkeley in 1969. As a seasoned programmer-for-hire, who constantly kept adding to his portfolio of skills, Mr. Neustrup was never out of work for long, and in good years he routinely made $100,000 or more.

But this time, he said, it was different. After 25 months without work, Mr. Neustrup was hired two weeks ago by Emanio, a private software company in Berkeley. The pay is less than he used to make, but he counts himself lucky in this job market. His experience is part of a picture that puzzles economists and policy makers. The economy is growing nicely, corporate profits are rising, and yet job growth remains frustratingly sluggish, even among skilled workers. Some politicians and labor advocates say offshore outsourcing is a betrayal of American workers and support bills to curb it.

Mr. Neustrup, who lives with the turmoil in the high-tech job market, takes a more balanced view. "It's great for these developing countries to move up and adopt this

technology," he said. "The trouble for us in the U.S. is that we're at the top of the ladder getting squeezed. And I'm not sure there is a good answer."

The heat of the political debate over outsourcing keeps rising. State and federal bills that would limit the flow of jobs abroad have proliferated. Senator John Kerry, the front-runner for the Democratic presidential nomination, castigates "Benedict Arnold companies and C.E.O.'s" for moving jobs overseas. Last November, Indiana pulled out of a $15 million contract with an Indian company to provide technology services because of objections to outsourcing. The National Foundation for American Policy, a research group, says 30 bills are pending in 20 states to curb the use of offshore contractors by state and local governments.

Senator Kerry introduced federal legislation last November that would require call center operators to disclose where they are located.

The Senate recently passed a bill sponsored by Republican Senators Craig Thomas of Wyoming and George V. Voinovich of Ohio, that prohibits the use of offshore workers on some government jobs. The House has not voted on any similar bill.

These steps, some economists warn, are part of a misguided drift toward protectionism that would increase costs to consumers, make American businesses less competitive and risk more trade conflict.

"This anxiety about outsourcing is not a bad thing, as long as it forces you to make the right choices," said Jagdish N. Bhagwati, a professor of economics at Columbia University. "You have to move on and upgrade your skills. We have no choice. And America, as probably the most innovative society in the world, does a pretty good job of it."

That process has begun, as companies and people enhance their skills. The result is new hiring, even as other jobs move offshore. Intel has added 1,000 software engineers in China and India in the last two years, but it has added even greater numbers in the United States.

I.B.M., the world's largest computer company, is also doing both. The company says it plans to transfer 3,000 jobs overseas, many of them white-collar jobs like computer programmer. But I.B.M. also says it intends to add 4,500 employees this year in the United States, including programmers and software designers with specialized skills.

The people in demand, says Hershel Harris, vice president for strategy in I.B.M.'s software unit, are those who are fluent in technology and in how technology can be applied to solve problems in particular fields of business or science.

Mary Trombley, 27, was hired last year by the I.B.M. software group as an engineer in

San Jose, Calif. She was an English major at the University of Michigan, which she attended from 1994 to 1998, making her part of the first generation of college students with wide-open access to the Internet. She got enough of a taste for technology that she decided to change course. "It looked exciting and I jumped in," she said.

At I.B.M., she is a "human factors engineer" who helps tailor software tools for companies in the life sciences, retailing and financial services industries so they can more easily sift through vast databases to quickly mine useful nuggets of information. She works with programming languages, C++ and Java, but her main focus is a level above the code itself. "It's understanding a customer's needs and business strategy, and then translating that into solutions," Ms. Trombley explained.

After two years of slight declines, the number of professional software developers rose in the United States last year to 2.35 million, according to IDC, a research company. Today, America has more than four times as many software developers as India, and nearly seven times as many as China. But the recent growth rate, and projected growth, is far higher in those well-educated, developing nations. The United States is continuing to add high-skill jobs, like Ms. Trombley's, but others are being lost.

Maintaining and upgrading older software on mainframe computers is the kind of job at risk from offshore outsourcing. James Fusco, a mainframe programmer from East Brunswick N.J., worked for AT&T for 13 years. In 1999, seeking to cut costs, the company farmed out much of its data center operations to I.B.M.'s global services unit. Mr. Fusco and his coworkers showed up at the same offices in New Jersey, but suddenly they were I.B.M. employees. Their work, improving and updating mainframe billing and marketing applications, was the same, but one project after another was handed off to programmers in India and Canada. In May 2002, Mr. Fusco and many of his colleagues were laid off, their jobs casualties of outsourcing.

"We were not treated like real I.B.M. employees," Mr. Fusco said. "No attempt was made to retrain us to help us get other jobs."

Mr. Fusco is one of the plaintiffs in a class-action suit against the Department of Labor that seeks to extend the government's trade adjustment assistance program, dating to the 1960's and most recently revised in 2002, to software programmers. The plaintiffs have been told by the Labor Department that, because software is not a tangible "article," they do not qualify for financial assistance and retraining for jobs lost to foreign competition, as manufacturing workers do. Efforts are under way in Congress to change the law.

But even those who joined the class-action suit do not seem to resent the foreign workers who are doing their jobs. "I loved my job and I was good at it," said Ron Beyer, 54, a senior programmer from near Gun Barrel, Tex., who made $80,000 a year. "But it's time to move on, and find something else, something that can't move offshore."

Mr. Fusco, 50, found a job last November as a systems administrator at a small company in New Jersey, at a pay cut from the $65,000 salary he earned at I.B.M. With the federal assistance and retraining he is seeking, Mr. Fusco said he might consider training for another field.

"A year ago, I would have gone for newer computer skills," he explained. "But I'm not sure that programming is a smart thing to get back into. It can be done remotely."

Democrats move anti-outsourcing Bill in US Senate Clip

PTI [SUNDAY, FEBRUARY 15, 2004 02:15:14 AM]

WASHINGTON: As the outsourcing issue dominates the US presidential election campaign, Senate Democrats have introduced a new legislation under which American employers will be required to warn their employees and affected communities before moving any job overseas.

The Jobs for America Act has been introduced in response to President George W Bush's annual economic report released on Monday which highlighted the benefits of sending jobs overseas.

Gregory Mankiew, President's chief economic adviser, defended outsourcing of jobs after the release of the report, saying it was "probably a plus for the economy in the long run". However, he later apologised in a letter to the House of Representatives Speaker Dennis Hastert and regretted that his comments had been misinterpreted.

Democrats see the outsourcing issue as their main chance to win support away from Bush. Employment is expected to be a major issue in the 2004 polls with Democrats repeatedly noting that the US economy has lost more than two million jobs since 2001.

Dismissing Mankiew's theory as 'Alice in Wonderland economics', Senate minorities leader Tom Daschle introduced the Bill on Thursday. It requires any company that plans to lay off 15 or more workers and send those jobs overseas to disclose how many jobs are affected, where the jobs are going and why they are being offshored.

Apart from giving workers a three-month notice, the companies will be required to notify federal and state agencies responsible for helping laid off workers. The Bill also calls on the department of labour to compile statistics of offshored jobs and report annually to the US Congress.

From: "Mike Saville" <k7cf@msn.com>
To: "James M Leas" <jolly39@juno.com>
Date: Tue, 20 Jan 2004 23:21:33 -0700
Subject: Fw: Transcript of the Lou Dobbs segment on moving High Tech jobs off-shore

---

More..............

Here is a transcript of the Lou Dobbs segment.

(BEGIN VIDEOTAPE)

PETER VILES, CNN CORRESPONDENT (voice-over): IBM says it's good news for the technology industry and good news for the United States. Well, you be the judge. IBM says it will hire 15,000 people this year, but only 4,500 of them in the United States. And it will also shift 3,000 jobs out of the United States for a net gain of 1,500 jobs here. Why hire so many, more than 10,000 overseas? An IBM spokesman says, quote, "we're doing it because there's growth in those areas." He added, quote, "this is pretty good news for us and the industry." John Bauman, a computer programmer who's been out of work for 15 months, doesn't see it that way.

JOHN BAUMAN, THE ORGANIZATION FOR THE RIGHTS OF AMERICAN WORKERS: It's a shame. it's truly a shame. What do we tell our kids in college? Well, go into this field or that field. This is what we were promised. The future is there for us. It's not there anymore.

VILES: The "Wall Street Journal" citing internal documents says IBM calculates a U.S.-based computer programmer costs $156 an hour in pay and benefits. A China-based programmer, just $12.50 an hour. Further, the "Journal" says IBM memos advised managers who have to break the news to workers, quote, "terms 'onshore' and 'offshore' should never be used." IBM today called the "Journal" story incomplete and inaccurate. Either way, IBM is influential. It's hiring choices could bolster emerging technology markets, particularly China.

DEAN DAVISON, V.P. META GROUP: Having an IBM that moves into China and creates positions there, whether they be call centers or IT professionals or a staff accountant, having an IBM publicly acknowledge and move into china in a highly visible fashion will enhance the credibility which China has suffered from in the off-shore market.

VILES: IBM says the hiring will be concentrated in services software and Linux development.

(END VIDEOTAPE)

VILES: Those internal documents also say it will be the job of human resources and communications people at IBM to sanitize any moves offshore, so it's never portrayed as a movement to cut costs or to export American jobs.

DOBBS: Now, that is absolutely chilling. We know it's going on in a number of companies, a lot of companies.

VILES: Sure.

DOBBS: But for IBM saying it's going to sanitize those expressions and to say something other, using human resources, as human resources of a kind that I'm not familiar with, and instead of communications, it sounds like they mean obfuscation doesn't.

VILES: Yes, well two points here. One IBM does say these are inaccurate, incomplete. These might have been draft memos somewhere within the company. They are not sure what memos the "Journal" is accessing.

DOBBS: The "Wall Street Journal" report.

Did they say what was inaccurate because we should (UNINTELLIGIBLE)?

VILES: They did not point by point. They said they don't know which memos.

DOBBS: So they said the entire "Wall Street journal" report was inaccurate?

VILES: The discussions of the memos they said was inaccurate. Another point that should be made, IBM is a very influential company. Smaller companies around this country look to them for guidance in managing personnel, managing issues like this. So this goes beyond IBM. This is a very influential company.

DOBBS: This is the biggest technology company, along with Microsoft, in the world. I want to be clear, we asked Sam Palmisano (ph), the CEO of IBM to join us here tonight, and they declined the opportunity. This is a shame as you say. This is a leader...

VILES: A thought leader.

BERNARD SANDERS
MEMBER OF CONGRESS
VERMONT, AT LARGE

E-Mail: Bernie@mail.house.gov
Website: http://bernie.house.gov

GOVERNMENT REFORM
SUBCOMMITTEES:
NATIONAL SECURITY, EMERGING THREATS, AND INTERNATIONAL RELATIONS
WELLNESS AND HUMAN RIGHTS

Congress of the United States
House of Representatives
Washington, DC 20515–4501

FINANCIAL SERVICES
SUBCOMMITTEES:
RANKING MINORITY MEMBER: FINANCIAL INSTITUTIONS AND CONSUMER CREDIT
HOUSING AND COMMUNITY OPPORTUNITY
DOMESTIC AND INTERNATIONAL MONETARY POLICY, TRADE AND TECHNOLOGY
OFFICER: CONGRESSIONAL PROGRESSIVE CAUCUS

January 30, 2004

The Honorable William H. Donaldson
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Chairman Donaldson:

I am writing to urge you to rule against International Business Machines Corporation's (IBM) request to exclude the Stockholder Proposal on Offshoring (Stockholder Proposal) from a vote at IBM's year 2004 Annual Meeting. The Stockholder Proposal should not be excluded because it does not relate to mere "ordinary business" operations nor a "personal grievance." Instead, it addresses a serious social policy issue: exporting U.S. jobs to low wage countries.

The SEC's May 22, 1998 final rule entitled "Amendments to Rules on Shareholder Proposals" states:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . . **However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**

There is an ongoing and widespread public debate in the Congress and throughout the country concerning the issue of corporations in the United States exporting decent paying jobs to low wage countries such as India and China. This matter goes far beyond the day-to-day business operations of IBM.

2233 RAYBURN HOUSE OFFICE BUILDING
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TELEPHONE: (802) 254–8732
TOLL FREE: (800) 339–9834
FAX: (802) 254–9207

Indeed, the Stockholder Proposal addresses a fundamental crisis in the American economy. At a cost of millions of manufacturing jobs, and increasingly, high tech jobs, American companies, including IBM, are endangering the long-term economic health of the United States.

As the Ranking Member of the House Subcommittee on Financial Institutions and Consumer Credit and a leading opponent of reckless, unfettered free trade, I have observed that an increasing number of Members of Congress, organizations, and citizens throughout the country are alarmed by the devastating loss of jobs and its implications for the future. Given that, the Stockholder Proposal constitutes a question of social policy that stockholders should be permitted to present.

I can certainly appreciate why executives at IBM do not want this issue discussed. Their short-sighted policies may indeed enhance the company's bottom line but in the long term they undermine the very U.S. economy that sustains them and they betray the workers, customers, and, indeed, the entire nation that contributed to IBM's success.

In light of the serious social and corporate policy issues that the Stockholder Proposal raises, moving U.S. jobs overseas should not be considered a matter relating to IBM's ordinary business operations. Therefore, I do not believe that IBM should omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The issue of moving U.S. jobs overseas is affecting millions of workers at thousands of companies, and is the subject of broad press coverage. Over the last three years, the U.S. has lost 3 million manufacturing jobs – representing more than 16 percent of American factory jobs. And, according to a recent study by the Haas School of Business, 14 million white collar service jobs representing 11 percent of the total U.S. workforce with average annual salaries of just under $40,000 a year are in danger of being outsourced overseas.

For all of the above reasons, this resolution should be included in IBM's proxy materials for their 2004 Annual Meeting under the SEC's current rules. Therefore, I urge you to send a letter to IBM letting the company know that you will seek enforcement action if this resolution is not included in IBM's proxy materials.

Thank you in advance to your consideration of this important matter.

Sincerely,

Bernard Sanders
Member of Congress

BERNARD SANDERS
MEMBER OF CONGRESS
VERMONT, AT LARGE

E-Mail: Bernie@mail.house.gov
Website: http//bernie.house.gov

GOVERNMENT REFORM
SUBCOMMITTEES:
NATIONAL SECURITY, EMERGING THREATS, AND INTERNATIONAL RELATIONS
WELLNESS AND HUMAN RIGHTS

Congress of the United States
House of Representatives
Washington, DC 20515-4501

FINANCIAL SERVICES
SUBCOMMITTEES:
RANKING MINORITY MEMBER: FINANCIAL INSTITUTIONS AND CONSUMER CREDIT
HOUSING AND COMMUNITY OPPORTUNITY
DOMESTIC AND INTERNATIONAL MONETARY POLICY, TRADE AND TECHNOLOGY
OFFICER: CONGRESSIONAL PROGRESSIVE CAUCUS

A Fax from the office of:

Congressman Bernie Sanders

Vermont – At Large

Phone: (202) 225-4115 **Fax: (202) 225-6790**

To: Keir Gumbs

Fax #: 942-9525

From: Warren Gunnels

Date: 1-30-04 **# of pages (including cover):** 3

Please call 202-225-4115 regarding any problems with this transmission.

Message:

CFLETTERS

From: James M Leas [jolly39@juno.com]
Sent: Sunday, March 07, 2004 9:29 PM
To: cfletters@sec.gov
Cc: smoskowi@us.ibm.com; k7cf@msn.com
Subject: IBM resolution on offshoring, article in New York Times, 3-5-04

Keir Goombs, SEC attorney

Dear Mr. Goombs,

Here is a link to the *New York Times* article on Friday March 5, "Job Exports Debate Spills into Corporate Erena," that reported on the 70-26 vote in the US Senate in support of a bill "to bar most companies that win federal contracts from performing the work outside the US."

http://www.nytimes.com/financialtimes/business/FT1078381544633.html?ex=1079631986&ei=1&en=14f48dfd31d13eea

The article is also attached in case the link does not work.

The *New York Times* reported that "the vote is the strongest sign yet that the election-year debate over job losses could result in legislative curbs on the operations of big U.S. companies."

The article and the lopsided vote in the Senate go beyond merely providing further confirmation that offshoring jobs is a significant social and corporate policy issue and is the subject of of widespread debate. The Senate vote, in which "a majority of Republicans lined up with the Democrats" establishes that the issue has achieved a primary stature among a large majority of Senators and that the issue of laying off American workers who work in large corporations as a result of moving their work to lower wage countries is unquestionably of the level of significance, such as discrimination issues, that the SEC has routinely allowed to go to a stockholder vote.

Illustrating the depth of concern that has emerged on the issue of the stockholder resolution, here are remarks of two of the Senators quoted in the *New York Times* article:

"American workers are hurting," said Senator Chris Dodd, "Our nation's chief export shouldn't be jobs."

Senator John Kerry, the Democratic Presidential contender, "calls 'Benedict Arnold' companies that take jobs abroad."

Please include this email and the *New York Times* article at the url above as new information along with the other information the SEC is considering in its reconsideration of Mr. Saville's IBM stockholder resolution on offshoring.

I regret that I have been sending so many communications to the SEC, to the point that I am concerned that I might be accused of badgering. I am very sorry. However, a continuing series of major developments related to the issue, such as the 70-26 Senate vote last Thursday, made each of these communications necessary to place the rapidly changing facts into the record for your consideration.

Thank you very much for your careful attention to this important matter.

This email is simultaneously being sent to IBM Senior Counsel Stuart Moskowitz and to the proponent of the resolution, Michael L. Saville.
James M. Leas

Law Office of James Marc Leas
37 Butler Drive, S. Burlington, VT 05403
802 864-1575   802 864-9319fax   802 734-8811cell
www.vermontpatentlawyer.com

The New York Times **Business**

Job exports debate spills into corporate arena

By Edward Alden in Washington

Published: March 5, 2004

Thursday's Senate vote to bar most companies that win federal contracts from performing the work outside the US is the strongest sign yet that the election-year debate over job losses could result in legislative curbs on the operations of big US companies.

After a day-long debate in which such prominent Republicans such as Charles Grassley denounced "the defeatist wing of the Democratic party" for advocating protectionist solutions, a majority of Republicans lined up with the Democrats in a 70-26 vote.

The amendment to the Jumpstart Our Business Strength (Jobs) Act, offered by Chris Dodd, a Connecticut Democrat, would prevent US companies that win federal government contracts from moving the work offshore if that work was previously done in the US. It mirrors legislation already passed by some state governments that is aimed primarily at preventing data-processing jobs from being moved to India and China.

"American workers are hurting," said Mr Dodd. "Our nation's chief export shouldn't be jobs."

The measure is attached to a bill that many believe must be passed quickly. It would end a tax break for US exporters that was deemed illegal by the World Trade Organisation, which led the European Union earlier this month to slap trade sanctions on the US. Congress wants to use the $50bn saved from ending that tax break to offer new tax reductions to US manufacturers.

But Democrats have seized on the legislation as a chance to push their election-year arguments that the Bush administration has done nothing to discourage what John Kerry, the Democratic presidential contender, calls "Benedict Arnold" companies that take jobs abroad.

The administration - which has backed away from arguments by Greg Mankiw, its chief economist, that such outsourcing of jobs is actually good for the US economy - offered no opposition to the amendment. "Republicans are really feeling on the defensive over the jobs issue," said I. M. Destler, a Brookings Institution specialist in the domestic politics of trade.

US companies that fear their worldwide sourcing networks could be disrupted if such proposals become law reacted harshly on Thursday.

"I think it's a bad precedent. It's way off the mark," said Bruce Josten, executive vice president of the US Chamber of Commerce, who is part of a new business coalition opposing restrictions on outsourcing.

He said that the US runs a large trade surplus in providing information technology services abroad, and could be vulnerable to retaliation. "What if every other government in the world decides they ought to follow this path?"

Under Republican pressure, Mr Dodd's amendment was modified to exclude the mostly developed countries that are members of the WTO's government procurement code, which would prevent a WTO challenge to the bill. In addition, it would exclude on national security grounds contracts from the Pentagon and the department of homeland security. It also requires the Commerce secretary to certify within 90 days that the restriction would not harm the economy or cost the US more jobs than it saves.

The move is likely to be greeted with dismay in India and China, which are not members of the WTO code.

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

February 26, 2004

VIA FAX 202-942-9525

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: IBM Stockholder Proposal of Michael Saville
Response to Proponent's request for reconsideration of Staff's February 3, 2004 ruling

Ladies and Gentlemen:

The staff's February 3, 2004 no-action letter granting IBM relief under Rule 14a-8(i)(7) is fully correct, and there is no legal or factual basis for reconsidering such decision.

At the outset, we wish to point out to the Commission that it took until yesterday evening, February 25, for Mr. Leas to send us his letter dated February 17th seeking reconsideration -- over a week delay at a time when Mr. Leas knows that we are about to go the press on the proxy statement. We also find this disturbing because we made every good faith effort to keep Mr. Leas up to date on this matter, providing both him and the proponent with a copy of the SEC's no-action letter via e-mail within one hour of our receipt of such letter on February 11. Mr. Leas attributes his present tardiness to "a lapse of memory" -- we call it unconscionable.

Substantively, there is nothing in Mr. Leas' letter which merits any new legal response. The Proposal, as filed, was -- *and remains* -- fully excludable from IBM's proxy statement for the myriad of reasons we outlined in our December 17 no-action letter request. Mr. Leas, as an attorney who has appeared multiple times, both on behalf of himself as well as others filing stockholder proposals with IBM over the years, is very familiar with the SEC's no-action letter process under Rule 14a-8. Yet, in all of Mr. Leas' multiple correspondences, he has utterly failed to refute any of the legal arguments we have set forth in our letter, or to distinguish any of the precedent we have cited. We stand by the contents in our earlier correspondence in this matter.

The subject proposal was and remains defective on its face. We have fully met our burden of proof, and Mr. Leas has utterly failed to show otherwise. The SEC correctly recognized this fact in its February 3 letter and as such, the proponent's reconsideration request should be denied.

Sincerely yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

With copy to James M. Leas, Esq. (fax) 802-864-9319

James Marc Leas
ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

February 27, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: **Response to IBM's letter of February 26, 2004 concerning Stockholder Resolution on "Offshoring" by Michael L. Saville**

Attention: **Keir Gumbs**

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

In IBM's letter dated February 26, 2004, IBM's senior counsel makes a materially false and misleading statement to the SEC concerning delivery of my request for reconsideration to him. He falsely quotes what I said in my phone message. He does not provide the full quotation, though it was brief and he was not limited in word count, and he changes its words and meaning.[1]

As much as I regret my delay in sending a copy of my letter to IBM, the delay had no effect on IBM's response: IBM states that nothing in my letter describing the sweeping changes in public debate on this issue since IBM's December 16, 2003 letter merits any new legal response. Instead IBM resorts to ad hominem argument.

IBM has no response to the sea change in facts demonstrated by the Senate vote and passage into law with President Bush's signature at the end of January of a bill restricting offshoring of certain federal jobs; the large number other bills recently introduced in the Senate and House and in 20 state legislatures since the beginning of January; and the emergence of offshoring jobs to lower wage countries as a central issue in the presidential campaign in recent weeks. IBM does not dispute the existence of these new facts.

---

[1]Given that there are six business days between the date I submitted to the SEC and the date he received a copy, and that two or three business days for mailing time from Vermont is reasonable, the delay cannot accurately be characterized as "unconscionable."

I would make one further argument: The SEC policy regarding sufficiently significant social policy issues includes discrimination matters but is not restricted to discrimination. Discrimination is given as one example of a sufficiently significant social policy issue in the SEC's May 22, 1998 final rule, entitled "Amendments to Rules on Shareholder Proposals." The policy allows for other issues that rise to the level of "sufficiently significant" to "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

Offshoring is increasingly viewed as an attack on the existence of a large middle class in this country and an attack on the American way of life. As Congressman Sanders wrote in his letter to the SEC, the Haas School of Business noted that 14 million white collar jobs representing 11% of the total U.S. workforce with average annual salaries of just under $40,000 a year are in danger of losing their jobs to offshoring. Offshoring has emerged as a fundamental policy issue not just for IBM and other companies but also for the entire country.

By failing to address the explosion of developments on the offshoring issue since its December 16, 2003 letter, IBM has not met its burden of demonstrating that the resolution may be omitted. By failing to even try to dispute the point that offshoring has emerged as a sufficiently significant social policy issue and is a matter of widespread public debate, IBM has not met any of these burdens.

Therefore, proponent respectfully requests the SEC Staff to reconsider its decision and to allow a vote on the issue at IBM's shareholder meeting.

Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

James Marc Leas

ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

March 1, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: Stockholder Resolution on "Offshoring" by Michael L. Saville

Attention: Keir Gumbs

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

The increasing significance of the social and corporate policy issue and the increasing widespread public debate on "offshore outsourcing" are highlighted in a front page article in today's *Wall Street Journal*, "Business Coalition Battles Outsourcing Backlash, Big Lobbyists, Companies Aim at a Blizzard of Bills Meant to Keep Jobs at Home," March 1, 2004. The article confirms the points in my request for reconsideration and goes much further.

The lead sentence in the article, "with overseas outsourcing a hot U.S. election year issue, big business is quietly mounting an offensive against state and federal efforts to keep jobs at home and otherwise restrain globalization," highlights business recognition that offshoring as a hot issue and that keeping employees in jobs is a significant social and corporate policy issue that merits a major corporate offensive.

The resolved clause of Mr. Saville's stockholder resolution is highlighted even in the name of the new business coalition, "Coalition for Economic Growth and American Jobs." The inclusion of "American jobs" in the name of the coalition illustrates that the big business groups are sensitive to the social and corporate policy issue of terminating Americans as they transfer work to lower wage countries.

The coalition "comprises about 200 trade groups–including the U.S. Chamber of Commerce, the Business Round Table, the American Bankers Association, the National Association of Manufacturers and the Information Technology Association of America–as well as individual companies." Thus, the coalition includes the biggest names in American business.

The new organization includes "some of the best-financed trade groups in the U.S." and its purpose is to "beat back federal legislation that would restrict foreign outsourcing by government contractors." The article paraphrases a business representative saying that "business is alarmed by a provision in the federal government's omnibus fiscal 2004 spending bill that bars companies that bid for certain work done by government employees from moving work offshore." That "business is alarmed" further highlights the significance of offshoring as a corporate and social policy issue to business leaders. That the biggest business organizations are alarmed and have formed this coalition demonstrates the increasing intensity of the debate on the offshoring issue.

The article notes that in addition to concern about federal legislation, "stopping state initiatives is a major goal of the coalition," and points to "the unusually rich crop [of bills in state legislatures] in a relatively short time. About 80 bills aimed at keeping jobs in the U.S. by limiting international outsourcing have been introduced in about 30 states." Comparison with an article in the *New York Times* on February 15 which cited twenty states shows that the number of states with such bills has jumped about 50% in the last two weeks.

The article says that "during the past two weeks, coalition representatives from banking, insurance and high-tech trade groups attended hearings of Maryland state legislators to oppose a pending oursourcing bill. Three labor unions argued for the bill at the sessions." Not only through participation in hearings, the American Banking Association "'is very effective at the grass-roots level because every state has a banking association,' said Ed Yingling, the group's executive vice president" in the article. Furthermore, "the coalition is preparing a public-education campaign," according to the article. Thus, the coalition is adding its voice to the widespread public debate.

The article describes the argument advanced by the big business groups: "the coalition says the ousourcing bills create unintended consequences for state governments that have international programs and fail to acknowledge the money-saving benefits of work done outside the country." Thus, the big business groups highlight the social and corporate policy issue, the trade off between saving money and job loss.

IBM has not addressed the widening of the public debate on offshoring and the increasing recognition that offshoring involves a significant social and corporate policy issue since its December 16, 2003 letter. This despite the fact that fellow top business organizations have recognized offshoring as a "hot" social and corporate policy issue and that they formed a coalition to advance their views in the widening public debate. IBM is seeking to keep the issue from a vote by the shareholders even though it is now a central issue in Congress, in a majority of the state legislatures, and a hot issue in the presidential campaign. IBM has not met its burden of demonstrating to the SEC that the resolution is a matter of ordinary day-to-day business and may be omitted from a vote by shareholders. IBM's position is contradicted by the position of leading business organizations who recognized offshoring as a significant social policy issue and formed a coalition to participate in the widespread public debate. In view of this development IBM cannot meet its burden.

Therefore, proponent respectfully requests the SEC Staff to reconsider its decision and to allow a vote on the issue at IBM's shareholder meeting.

Thank you very much for your attention to this matter.

Sincerely,

s/ James Marc Leas, Esq.

Copies of this letter are simultaneously being sent by email to:
cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.